SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   ----------


                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                              For February 17, 2005

                                 ING GROEP N.V.
                               Amstelveenseweg 500
                                1081-KL Amsterdam
                                 The Netherlands

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                 Form 20-F       X                  Form 40-F
                            ------------                       -----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.


                 Yes                                No          X
                         ----------                        ------------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1) The Press Release issued on February 17, 2005

                                                                [ING GROUP LOGO]

--------------------------------------------------------------------------------
PRESS RELEASE
--------------------------------------------------------------------------------

Amsterdam o 17 February 2005

ING GROUP OPERATING NET PROFIT INCREASES 33.0% IN 2004
DIVESTMENT PROGRAMME IS LARGELY COMPLETED, ING TO RETURN TO FULL CASH DIVIDEND

o OPERATING NET PROFIT INCREASES 33.0% TO EUR 5,389 MILLION
o NET PROFIT INCREASES 47.6% TO EUR 5,968 MILLION (EUR 2.80 PER SHARE)
o OPERATING NET PROFIT FROM BANKING RISES 55.6%, LED BY ING DIRECT, WHOLESALE BANKING
o OPERATING NET PROFIT FROM INSURANCE RISES 19.0%, LED BY ASIA/PACIFIC, AMERICAS
o AFTER TAX, RAROC BANKING INCREASES TO 14.8% AND IRR INSURANCE INCREASES TO
  12.1%
o VALUE OF NEW LIFE INSURANCE BUSINESS RISES 43.6% TO EUR 632 MILLION
o DEBT/EQUITY RATIO OF ING GROUP IMPROVES TO 9.9% FROM 14.4% AT YEAR-END 2003
o TOTAL DIVIDEND PROPOSED AT EUR 1.07 PER SHARE, UP FROM EUR 0.97 PER SHARE IN 2003
o FINAL DIVIDEND TO BE PAID OUT FULLY IN CASH

CHAIRMAN'S STATEMENT
"In the past year we have seen some significant changes at ING," said Michel Tilmant, Chairman and CEO. "The new Executive Board took a critical look at the businesses within the Group and sold many units that either did not fit in our strategy, or did not meet our criteria for economic returns. That divestment programme is now largely completed. However, portfolio management is a continuous process, and the Group will continue to allocate capital with the aim of strengthening ING's returns and growth."

"In all, the financial results in 2004 were encouraging. Operating net profit reached an historic high. Total operating income increased 10.6% excluding the impact of acquisitions, divestments, and currency effects. The insurance business lines posted strong growth in premium income, while product-pricing was adjusted to increase returns on new business. The banking business lines continued to benefit from lower risk costs, and operating income showed a solid increase, despite pressure on interest rates in the past year. Although we saw some one-offs and non-recurring expenses in the fourth quarter, underlying costs were contained, except at Nationale-Nederlanden, where we continued to invest deliberately to meet the structural improvements required."

"The divestments enabled us to improve the debt/equity ratio to 9.9% at the end of 2004, in line with our 10% target. Sales completed in 2004 resulted in a release of EUR 1.5 billion in regulatory capital that will be invested to support the growth of businesses such as ING Direct, the activities in developing markets such as Asia and Central Europe, and the retirement services business such as in the U.S."

"With our capital position strengthened, we have decided to change to a full cash dividend, starting with the final dividend for 2004. In 2005, we will focus on execution to increase value creation for our shareholders."

--------------------------------------------------------------------------------
ALL FIGURES COMPARE FULL-YEAR 2004 WITH FULL-YEAR 2003 UNLESS OTHERWISE STATED.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      PRESS CONFERENCE: 17 February, 9:30 a.m. CET at ING House, Amsterdam.
                       Presentation & webcast www.ing.com
   ANALYST PRESENTATION: 17 February, 11:15 a.m. CET at ING House, Amsterdam.
                       Presentation & webcast www.ing.com
                ANALYST CONFERENCE CALL: 17 February, 4 p.m. CET.
     Listen in: NL +31 45 631 6910 UK. +44 20 8400 6356 U.S. +1 303 262 2131
   ANALYST PRESENTATION IN LONDON: 18 February, 11 a.m. U.K. time at 60 London
                          Wall. Webcast at www.ing.com
         ANALYST CONFERENCE CALL ON EMBEDDED VALUE: 18 February, 3 p.m.
                             U.K. time / 4 p.m. CET
    Listen in: NL +31 45 631 6910 U.K. +44 20 8400 6356 U.S. +1 303 262 2131
--------------------------------------------------------------------------------
    MEDIA RELATIONS +31 20 541 6522       INVESTOR RELATIONS +31 20 541 5571
--------------------------------------------------------------------------------

1.1 ING GROUP

---------------------------------------------------------------------------------------------------------------
   TABLE 1. ING GROUP KEY FIGURES
                                                       FULL YEAR                        FOURTH QUARTER
In EUR million                                 2004        2003           %        2004        2003           %
---------------------------------------------------------------------------------------------------------------

Operating profit before tax:
- Insurance Europe                            1,733       1,791        -3.2         522         556        -6.1
- Insurance Americas                          1,669       1,310        27.4         699         362        93.1
- Insurance Asia/Pacific                        751         411        82.7         120         107        12.2
- Other                                        -148         -26                     -73         -15
                                            -------     -------                   -----       -----
INSURANCE OPERATING PROFIT BEFORE TAX         4,005       3,486        14.9       1,268       1,010        25.5

- Wholesale Banking                           1,932       1,272        51.9         243         146        66.4
- Retail Banking                              1,170       1,058        10.6         162         340       -52.4
- ING Direct                                    432         151       186.1         112          58        93.1
- Other                                        -120        -110                      38         -22
                                            -------     -------                   -----       -----
BANKING OPERATING PROFIT BEFORE TAX           3,414       2,371        44.0         555         522         6.3

TOTAL OPERATING PROFIT BEFORE TAX             7,419       5,857        26.7       1,823       1,532        19.0
Taxation                                      1,758       1,460        20.4         380         379        -0.3
Third-party interests                           272         344       -20.9          62         112       -44.6
                                            -------     -------                   -----       -----
OPERATING NET PROFIT*                         5,389       4,053        33.0       1,381       1,041        32.7
- of which Insurance                          2,985       2,508        19.0         905         698        29.7
- of which Banking                            2,404       1,545        55.6         476         343        38.8

Capital gains/losses on shares                  579         -10                     150          -5
                                            -------     -------                   -----       -----
NET PROFIT                                    5,968       4,043        47.6       1,531       1,036        47.8

NET PROFIT PER SHARE (in EUR)                  2.80        2.00        40.0        0.70        0.50        40.0

KEY FIGURES
Operating net return on equity                22.9%       21.5%
Debt/equity ratio                              9.9%       14.4%
Total staff (average FTEs)                  113,000     115,200
---------------------------------------------------------------------------------------------------------------

* Operating net profit = net profit excluding realised capital gains/losses on shares

FULL-YEAR PROFIT
Operating net profit rose 33.0% to EUR 5,389 million in 2004, led by a strong performance at ING's banking operations, notably ING Direct and Wholesale Banking, mainly as a result of higher income and historically low risk costs. The insurance operations also posted a healthy growth, driven by the life insurance activities in Asia/Pacific and the core U.S. businesses, and continued strong non-life results, led by Canada. Excluding one-off items, operating net profit increased 36.2% to EUR 5,050 million, up from EUR 3,707 million in 2003.

Net profit rose 47.6% to EUR 5,968 million, lifted by EUR 579 million in realised capital gains on equities in 2004 compared with realised capital losses on equities of EUR 10 million in 2003. The high level of capital gains on shares, most of which were realised in the second half of 2004, is mainly due to a decision to sell part of the Dutch equity portfolio to reduce volatility of the solvency ratios.

Net profit per share rose 40.0% to EUR 2.80, compared with EUR 2.00 in 2003. The increase in earnings per share lagged growth in total net profit due to an increase in the average number of shares outstanding as a result of ING's dividend policy, which allowed investors to receive the dividend in cash or stock. Dilution of earnings per share was limited in 2004 because ING stopped issuing shares to fund the cash portion of the dividend payment, starting with the interim dividend 2004. Beginning with the final dividend 2004, ING plans to reduce dilution further by converting to a full cash dividend. (See Section 1.3)

Operating net profit from insurance increased 19.0% to EUR 2,985 million, lifted by higher results in Asia/Pacific and the Americas and a lower effective tax rate. Total operating profit before tax from insurance rose 14.9% to EUR 4,005 million. Insurance Asia/Pacific posted an 82.7% increase in operating profit before tax to EUR 751 million, including a one-off gain of EUR 219 million from the sale of ING's stake in its Australian non-life insurance joint-venture in the second quarter of 2004. Excluding that gain, operating profit before tax from Insurance Asia/Pacific increased 29.4% to EUR 532 million from EUR 411 million in 2003. Insurance Americas posted a 27.4% increase in operating profit before tax to EUR 1,669 million, driven by the core life insurance business in the U.S. and strong non-life results in Canada. Excluding one-off items, currency effects and the transfer of investment management activities from banking to insurance in 2004, operating profit before tax from Insurance Americas increased 47.4%. Insurance Europe posted a 3.2% decline in operating profit before tax to EUR 1,733 million, mainly as a result of lower one-off gains on old reinsurance business and the gain on the sale of the Italian life insurance business in 2003. Excluding one-off items and the transfer of a real estate portfolio, the operating profit before tax from Insurance Europe increased 4.6% to EUR 1,722 million. Other Insurance results include part of the one-off gains on old reinsurance activities, the currency hedge result, and interest on core debt, which have not been allocated to the different insurance business lines. Excluding one-off items, total operating net profit from insurance increased 23.4% to EUR 2,588 million in 2004, up from EUR 2,097 million in 2003.

Operating net profit from banking rose 55.6% to EUR 2,404 million, lifted by higher profit from all three business lines and some large releases of redundant tax provisions in the fourth quarter of 2004. Total operating profit before tax from the banking operations rose 44.0% to EUR 3,414 million. Wholesale Banking posted a 51.9% increase in operating profit before tax, fully driven by a sharp decline in risk costs. A decrease in income, caused by one-off losses on divestments, was largely compensated by lower operating expenses. Excluding one-off items and the transfer of activities between insurance and banking, operating profit before tax from Wholesale Banking increased 57.0% to EUR 2,240 million. Operating profit before tax from Retail Banking increased 10.6%, driven by higher income and slightly lower risk costs, particularly in the Netherlands and Poland. Pre-tax profit in Belgium declined 31.4%, mainly due to non-recurring expenses and risk costs in the fourth quarter of 2004, despite a 12.1% increase in operating income in 2004. Operating profit before tax from ING Direct jumped to EUR 432 million from EUR 151 million in 2003, mainly due to higher interest income driven by the continued strong growth in funds entrusted. Other results consist mainly of interest expenses that are not allocated to the different business lines. Excluding one-off items, total operating net profit from banking rose 52.9% to EUR 2,462 million, from EUR 1,610 million in 2003.

ONE-OFF ITEMS
One-off items had a positive net impact of EUR 339 million on profit in 2004, which was balanced by a positive impact of EUR 346 million from one-off items in 2003. Gains and losses related to ING's various divestments in 2004 resulted on balance in a net gain of EUR 74 million. Restructuring provisions for ING BHF-Bank and Wholesale Banking, had a total negative net impact of EUR 64 million. Other one-off items included a gain of EUR 92 million on old reinsurance activities and EUR 237 million from releases of redundant tax provisions. In 2003, one-off items included EUR 107 million in gains on the sales of ING's life insurance unit in Italy and ING's stake in the Seguros Bital joint venture in Mexico, a restructuring provision of EUR 65 million for Wholesale Banking, a EUR 57 million release of catastrophe provisions, and a gain of EUR 247 million on old reinsurance activities. (See Appendix 2 for a specification of one-off items).

CURRENCY IMPACT
The weakening of most currencies against the euro had a negative impact of EUR 86 million on net profit. That was offset by a gain of EUR 188 million after tax on the U.S. dollar hedge, compared with a gain of EUR 119 million on the hedge in 2003. From 2005, ING no longer has hedges in place for the U.S. dollar.

FOURTH-QUARTER PROFIT
Fourth-quarter operating net profit rose 32.7% to EUR 1,381 million from EUR 1,041 million in the fourth quarter of 2003. Operating net profit from insurance increased 29.7% to EUR 905 million, led by Insurance Americas, which posted a 93.1% increase in operating profit before tax, boosted by the gain on the initial public offering (IPO) in Canada and strong life insurance results in the U.S. Excluding one-off items, operating profit before tax from Insurance Americas rose 39.9% in the fourth quarter to EUR 445 million. Operating profit before tax from Insurance Asia/Pacific increased 12.2%, due in part to the release of reserves at the Australian life insurance business. At Insurance Europe, operating profit before tax declined 6.1% due to a one-off gain on the sale of the Italian life insurance business in 2003 and lower profit in Belgium and the rest of Europe, which offset an increase in the Netherlands. Operating net profit from banking increased 38.8% to EUR 476 million, mainly due to the release of EUR 112 million redundant tax provisions. Operating profit before tax from banking rose 6.3% to EUR 555 million, as higher results from Wholesale Banking and ING Direct more than offset a decline at Retail Banking. Wholesale Banking posted a 66.4% increase in operating profit before tax, despite a loss on the sale of parts of ING BHF-Bank and a restructuring provision, due to lower risk costs and lower operating expenses. ING Direct's operating profit before tax almost doubled to EUR 112 million from EUR 62 million, while Retail Banking posted a 52.4% drop in operating profit before tax in the fourth quarter, as a result of a loss in Belgium mainly due to non-recurring operating expenses and risk costs. Excluding one-off items, total operating net profit rose 43.1% to EUR 1,255 million from EUR 877 million in the fourth quarter of 2003. Total net profit of ING Group increased 47.8% in the fourth quarter to EUR 1,531 million, including EUR 150 million in realised capital gains on equities, compared with EUR 5 million in realised losses on equities in the fourth quarter of 2003.

Compared with the previous quarter, operating net profit rose 13.9% to EUR 1,381 million from EUR 1,212 million in the third quarter of 2004. The increase was driven by a 48.1% increase in operating net profit from insurance, which included a gain of EUR 249 million on the IPO in Canada, higher realised capital gains on the sale of real estate, higher gains on the private equity portfolio in the U.S. and improved technical life results. Operating net profit from banking declined 20.8% to EUR 476 million in the fourth quarter, from EUR 601 million in the third quarter of 2004, as a result of one-off items as well as lower income and higher operating expenses. Excluding the gain on the sale of CenE Bankiers in the third quarter and the loss on the sale of parts of ING BHF-Bank in the fourth quarter, income rose mainly because of higher interest results and other income. Excluding restructuring provisions in both periods, operating expenses increased 8.3%, mainly in the Netherlands and Belgium for both Retail Banking and Wholesale Banking, due to higher IT expenses, marketing costs, external staff costs and higher bonuses. Excluding one-off items, total operating net profit from ING Group increased 6.1% from EUR 1,183 million in the third quarter to EUR 1,255 million in the fourth quarter.

1.2 BALANCE SHEET & CAPITAL

---------------------------------------------------------------------------------------------
   TABLE 2. KEY BALANCE SHEET FIGURES
                                31 December   31 December      FY %   30 September      4Q %
In EUR billion                         2004          2003    Change           2004    Change
---------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY                   25.9          21.3      21.2           24.6       4.9
- insurance operations                 13.9          12.0      15.8           13.5       3.0
- banking operations                   16.0          16.7      -4.2           17.6      -9.1
- eliminations*                        -4.0          -7.4                     -6.5

TOTAL ASSETS                          866.1         778.8      11.2          865.4       0.1

OPERATING NET RETURN ON EQUITY        22.9%         21.5%                    23.2%
- insurance operations                22.6%         22.7%                    21.4%
- banking operations                  15.8%         11.1%                    17.1%
--------------------------------------------------------------------------------------------------

* own shares, subordinated loans, third-party interests, debenture loans and other eliminations

SHAREHOLDERS' EQUITY
On 31 December 2004, ING's shareholders' equity amounted to EUR 25.9 billion, an increase of EUR 4.6 billion, or 21.2%, compared with year-end 2003. Net profit from the year 2004 added EUR 6.0 billion to shareholders' equity and revaluations added EUR 1.1 billion. That was offset by EUR -0.9 billion in realised capital gains that were released through the profit & loss account, the interim cash dividend of EUR -0.4 billion and exchange rate differences of EUR -1.0 billion. The shareholders' equity of the banking operations decreased by EUR 1.6 billion compared with the end of the third quarter 2004, due to the transfer of preference shares (Tier 1 notes) to subordinated debt, which had no impact on solvency.

CAPITAL RATIOS
The debt/equity ratio of ING Groep N.V. improved to 9.9% from 14.4% at the end of 2003 and 11.4% at the end of the third quarter of 2004. The improvement was caused by a EUR 4.9 billion increase in the Group capital base, excluding third-party interests, due to retained earnings and the issue of hybrid securities in June as well as a EUR 1.0 billion decrease in core debt. The capital coverage ratio for ING's insurance operations increased to 210% of regulatory requirements at the end of December, compared with 180% at year-end 2003 and 185% at the end of September 2004. The Tier-1 ratio of ING Bank N.V. stood at 7.71% on 31 December 2004, up from 7.59% at the end of 2003 and 7.61% at the end of the third quarter of 2004. The solvency ratio (BIS ratio) for the bank improved to 11.47% from 11.34% at the end of 2003. Compared with year-end 2003, total risk-weighted assets rose by EUR 22.8 billion, or 9.1%, to EUR 274.1 billion, almost fully caused by the growth of ING Direct. An increase at Retail Banking was largely offset by a decrease at Wholesale Banking, due to divestments.

RETURN ON EQUITY
The operating net return on equity increased to 22.9% in 2004 from 21.5% in 2003. The operating net return on equity of the insurance operations was 22.6% in 2004, little changed from 2003, while the operating net return on equity from banking rose to 15.8% from 11.1%.

ASSETS UNDER MANAGEMENT
Assets under management increased 6.3% in 2004 to EUR 491.9 billion compared with EUR 462.7 billion at the end of 2003. The EUR 29.2 billion increase resulted from a net inflow of EUR 26.5 billion and higher stock markets (+EUR
25.3 billion). That was partially offset by a stronger euro (- EUR 16.1 billion) and divestments (- EUR 6.5 billion), notably the sales of Delta Asset Management, CenE Bankiers, Baring Private Equity Partners, and the exit of the individual reinsurance business in the U.S.

1.3 DIVIDEND
At the Annual General Meeting of Shareholders on 26 April 2005, ING will propose a total dividend for 2004 of EUR 1.07 per (depositary receipt for an) ordinary share, up from EUR 0.97 per (depositary receipt for an) ordinary share in 2003. Taking into account the interim dividend of EUR 0.49 made payable in September 2004, the final dividend will amount to EUR 0.58 per (depositary receipt for an) ordinary share to be paid fully in cash. ING's shares will be quoted ex-dividend as of 28 April 2005 and the dividend will be made payable on 4 May 2005.

Following the introduction of International Financial Reporting Standards (IFRS) -- which is expected to increase volatility in net profit -- ING intends to pay dividends in relation to the longer-term underlying development of profit.

1.4 INSURANCE OPERATIONS

-------------------------------------------------------------------------------------------------------
   TABLE 3. ING GROUP: INSURANCE PROFIT & LOSS ACCOUNT
                                                         FULL YEAR                  FOURTH QUARTER

In EUR million                                   2004      2003         %      2004      2003         %
-------------------------------------------------------------------------------------------------------
PREMIUM INCOME                                 43,617    41,192       5.9    10,869    10,605       2.5
- of which life                                36,975    33,904       9.1     9,408     8,969       4.9
- of which non-life                             6,642     7,288      -8.9     1,461     1,636     -10.7
Income from investments                         9,944     9,721       2.3     2,799     2,589       8.1
Commission income                               1,201     1,313      -8.5       309       335      -7.8
Other income                                      636     1,007     -36.8       130       297     -56.2
                                               ------    ------              ------    ------
TOTAL OPERATING INCOME                         55,398    53,233       4.1    14,107    13,826       2.0

Underwriting expenditure                       45,384    43,396       4.6    11,217    11,129       0.8
Other interest expenses                         1,140     1,291     -11.7       288       340     -15.3
Operating expenses                              4,837     4,897      -1.2     1,366     1,339       2.0
Investment losses                                  32       163     -80.4       -32         8
                                               ------    ------              ------    ------
TOTAL OPERATING EXPENDITURE                    51,393    49,747       3.3    12,839    12,816       0.2

OPERATING PROFIT BEFORE TAX                     4,005     3,486      14.9     1,268     1,010      25.5
- of which life insurance                       2,396     2,478      -3.3       748       762      -1.8
- of which non-life insurance                   1,609     1,008      59.6       520       248     109.7

Taxation                                          901       861       4.6       324       277      17.0
Third-party interests                             119       117       1.7        39        35      11.4
                                               ------    ------              ------    ------
OPERATING NET PROFIT*                           2,985     2,508      19.0       905       698      29.7

Capital gains/losses on shares                    579       -10                 150        -5
                                               ------    ------              ------    ------
NET PROFIT                                      3,564     2,498      42.7     1,055       693      52.2

KEY FIGURES
Value of new life business                        632       440      43.6
Internal rate of return                         12.1%     10.9%
Operating net return on equity                  22.6%     22.7%
Staff (average FTEs)                           49,400    51,000      -3.1
-------------------------------------------------------------------------------------------------------

* Operating net profit = net profit excluding realised capital gains/losses on shares

FULL-YEAR PROFIT
Operating net profit from insurance rose 19.0% to EUR 2,985 million, driven by a strong increase in results from non-life insurance, due to a favourable claims experience as well as gains on the sale of ING's non-life insurance joint venture in Australia and the initial public offering of the Canadian non-life insurance business. Results from life insurance were negatively impacted by one-off items, including the charge at the U.S. individual reinsurance business, which offset higher results at the core life insurance businesses in the U.S. and Asia/Pacific. Excluding one-off items, operating net profit from insurance increased 23.4% to EUR 2,588 million from EUR 2,097 million in 2003. The transfer of activities between insurance and banking had a negative net impact of EUR 59 million in 2004.

Net profit from insurance increased 42.7% to EUR 3,564 million in 2004, including EUR 579 million in realised capital gains on the sale of equities compared with realised capital losses of EUR 10 million last year. The effective tax rate on operating profit declined to 22.5% in 2004, from 24.7% in 2003, due to the release of tax provisions and the inclusion of a number of gains with zero or minimal tax charges. Total operating profit before tax from insurance increased 14.9% to EUR 4,005 million.

Operating profit before tax from life insurance declined 3.3% to EUR 2,396 million, as the impact of divestments and other one-off items offset strong results at the core life insurance businesses, particularly in the U.S. One-off items had a negative impact of EUR 237 million in 2004, including a charge of EUR 219 million at the individual life reinsurance business in the U.S., which ING exited. That compares with a positive impact of EUR 269 million from one-off items in 2003. Excluding one-off items, total operating profit before tax from life insurance increased 19.2% to EUR 2,633 million from EUR 2,209 million in 2003. In particular, the life businesses in the U.S., Asia/Pacific and Belgium posted strong results. Life results in the Netherlands decreased 2.3% excluding one-off gains in both years from old reinsurance activities, as improved morbidity results were more than offset by higher operating expenses and the impact of the transfer of a real estate portfolio to the bank.

Operating profit before tax from non-life insurance increased 59.6% to EUR 1,609 million, driven by strong underwriting experience in the Netherlands and Canada, as well as some one-off items. Excluding the gains on the IPO in Canada and the sale of the Australian non-life joint venture and one-off gains on old reinsurance activities, profit from non-life insurance increased 36.8% to EUR 1,055 million from EUR 771 million in 2003. The combined ratio improved to 94% from 98% in 2003.

Total premium income increased 5.9% to EUR 43,617 million, as strong growth, particularly from the life insurance businesses in the U.S. and Asia, was offset in part by divestments and currency effects. Excluding the impact of acquisitions and divestments as well as exchange rate differences, total premium income increased 13.6%. Total life insurance premiums increased 9.1% to EUR 36,975 million, and rose 15.6% on a comparable basis. Total non-life premiums declined 8.9% to EUR 6,642 million, mainly as a result of the sales of the Australian non-life joint venture and the Dutch health insurance business. Excluding currency effects, divestments and acquisitions, non-life premiums increased 3.0%. In addition, total inflows into ING's pension fund businesses in Central Europe, Asia and Latin America increased to EUR 2,423 million from EUR 1,768 million in 2003. All three insurance business lines contributed to this increase.

Operating expenses from the insurance operations declined 1.2% to EUR 4,837 million. However, excluding the impact of divestments and currency effects, operating expenses increased 6.1%, mainly due to higher costs in the Netherlands, Belgium, the Rest of Europe, and Australia. Expenses as a percentage of assets under management for investment products increased 8 basis points to 0.94%. Expenses as a percentage of life premiums improved to 12.76% in 2004 from 13.17% in 2003. The expense ratio for non-life insurance was 31% compared with 28% in 2003. The average number of employees at the insurance activities declined 3.1% to 49,400 in 2004, mainly due to the divestments of the Dutch health business and non-life operations in Australia.

Investment losses amounted to EUR 32 million, or just 2 basis points of total fixed-interest securities, due in part to recoveries in the U.S. portfolio in the fourth quarter. In 2003 investment losses were EUR 163 million, or 13 basis points of total fixed securities.

EMBEDDED VALUE
The value of new life insurance business written in 2004 increased to EUR 632 million, up 43.6% from EUR 440 million in 2003. The increase is due to improved pricing margins, higher sales, and investment in new business. Insurance Asia/Pacific generated more than half of the total value of new business created by ING Group, indicating the strong future earnings potential of the business in the region. In 2004 ING invested EUR 1,607 million to write new life insurance business. The overall rate of return expected on this investment is 12.1%. This compares to an overall return of 10.9% in 2003. The expected internal rate of return in developing markets is 13.5%.

The total embedded value of ING's life insurance operations was EUR 23,500 million before dividends of EUR 1,049 million to the Group, an 8.2% increase from EUR 21,724 million at year-end 2003. After dividends the embedded value was EUR 22,451 million. The 2004 year-end figures reflect ING's adoption of the European Embedded Value principles. The most significant impact of this adoption on the embedded value was a reduction of EUR 616 million for the expenses associated with financial options and guarantees, resulting in a 2.7% decrease in the embedded value at year-end 2004. Another significant change was the adoption of a new internal capital model, which better aligns capital with the economics of the business. This change reduced embedded value by EUR 744 million. Currency impacts had a negative impact of EUR 529 million, while assumption changes and financial variances increased embedded value by EUR 314 million and EUR 431 million respectively. (See Appendix 7)

1.5 BANKING OPERATIONS

-------------------------------------------------------------------------------------------------------
TABLE 4.  ING GROUP: BANKING PROFIT & LOSS ACCOUNT
                                                           FULL YEAR                  FOURTH QUARTER
In EUR million                                     2004      2003         %     2004      2003        %
-------------------------------------------------------------------------------------------------------
Interest result                                   8,808     8,115       8.5    2,246     2,056      9.2
Commission                                        2,581     2,464       4.7      590       654     -9.8
Other income                                      1,148     1,101       4.3      145       274    -47.1
                                                 ------    ------              -----     -----
TOTAL OPERATING INCOME                           12,537    11,680       7.3    2,981     2,984     -0.1

OPERATING EXPENSES                                8,658     8,184       5.8    2,327     2,192      6.2
                                                 ------    ------              -----     -----
Gross result                                      3,879     3,496      11.0      654       792    -17.4
Addition to provisions for loan losses              465     1,125     -58.7       99       270    -63.3
                                                 ------    ------              -----     -----
OPERATING PROFIT BEFORE TAX                       3,414     2,371      44.0      555       522      6.3

Taxation                                            857       599      43.1       56       102    -45.1
Third-party interests                               153       227     -32.6       23        77    -70.1
                                                 ------    ------              -----     -----
OPERATING NET PROFIT*                             2,404     1,545      55.6      476       343     38.8

Capital gains/losses on shares                        0         0                  0         0
                                                 ------    ------              -----     -----
NET PROFIT                                        2,404     1,545      55.6      476       343     38.8

KEY FIGURES
Cost/income ratio                                 69.1%     70.1%              78.1%     73.5%
RAROC (pre-tax)                                   19.7%     17.0%
RAROC (after tax)                                 14.8%     12.7%
Total risk-weighted assets (in EUR billion)       274.1     251.3       9.1
Addition to provisions for loan losses in
basis points of average credit-risk-weighted
assets                                               18        46
Staff (average FTEs)                             63,600    64,200      -0.9
-------------------------------------------------------------------------------------------------------

* Operating net profit = net profit excluding realised capital gains/losses on shares

FULL-YEAR PROFIT
Operating net profit from banking rose 55.6% to EUR 2,404 million, driven by a 7.3% increase in operating income and a sharp reduction in risk costs. All three banking business lines reported higher profits before tax. One-off items, including results on divestments, restructuring charges, and the release of tax provisions, on balance had a negative impact of EUR 58 million. Excluding one-off items, operating net profit from the banking operations increased 52.9% to EUR 2,462 million from EUR 1,610 million in 2003. The transfer of activities between banking and insurance had a positive net impact of EUR 59 million. The effective tax rate in 2004 decreased to 25.1% due to some large releases of redundant tax provisions in the fourth quarter. Operating profit before tax from banking rose 44.0% to EUR 3,414 million.

Total operating income from banking rose 7.3% to EUR 12,537 million. Interest income continued to be the most important and stable contributor to income at the bank. The interest result increased 8.5% to EUR 8,808 million, driven by a higher average balance sheet total, mainly due to the continued strong growth of ING Direct. The total interest margin narrowed 10 basis points to 1.48% compared with full-year 2003. That was mainly caused by lower interest results on the asset and liability matching book in the Netherlands as well as the increased share of the balance sheet total from outside the Netherlands, mainly triggered by ING Direct, which has an interest margin of about 1%. The interest margin in the fourth quarter improved to 1.46% from 1.42% in the third. Bank lending increased by EUR 24.9 billion, or 8.5%, from the end of 2003 to EUR 317.5 billion at year-end 2004. Corporate lending rose by EUR 2.0 billion, while personal lending increased by EUR 22.5 billion. The growth in personal lending was almost entirely due to a EUR 22.0 billion increase in residential mortgages, of which EUR 11.8 billion was from ING Direct. The sale of CenE Bankiers (as of 30 September 2004) and parts of ING BHF-Bank (as of 31 December 2004) had a negative impact of approximately EUR 8 billion on the growth of total bank lending. (See Appendix 6.4) Funds entrusted to and debt securities of the banking operations increased by EUR 58.1 billion, or 15.4%, to EUR 435.9 billion, to a large extent caused by the continued strong growth of ING Direct.

Commission income increased 4.7% to EUR 2,581 million, mainly driven by higher securities-related commissions. Management fees increased by EUR 172 million, or 29.0%, of which EUR 97 million is the net effect from the transfer of activities between banking and insurance. Commissions from the securities business were EUR 665 million, unchanged from 2003, despite the sale of the Asian cash equities business in the first quarter of 2004, which had a negative impact on revenue of about EUR 60 million. Commission from insurance broking rose 18.3% to EUR 136 million, mainly in the Netherlands. Commissions on Funds Transfer, Brokerage and Advisory Fees, and Other items were down 2.0%, 4.8% and 16.0% respectively. (See Appendix 6.5)

Other income increased 4.3% to EUR 1,148 million. Income from securities and participating interests fell to EUR 47 million from EUR 154 million as a result of a loss of EUR 210 million before tax on the sale of parts of ING BHF-Bank in the fourth quarter, and a loss of EUR 42 million on the sale of the Asian cash equities business in the first quarter, which were partly compensated by a EUR 87 million gain on the sale of CenE Bankiers in the third quarter. Results from financial transactions increased 6.0% to EUR 596 million, due to improved market conditions. In the fourth quarter of 2004 results from financial transactions increased to EUR 126 million from EUR 92 million in the third quarter and EUR 15 million in the fourth quarter of 2003. Other results increased 31.2% to EUR 505 million, mainly due to higher leasing income and higher results from real estate, including rental income and profit from sales. (See Appendix 6.6)

Total operating expenses increased 5.8% to EUR 8,658 million, in large part due to continued investments to support the growth of ING Direct. Restructuring provisions had a negative impact of EUR 101 million, including EUR 60 million in the third quarter for ING BHF-Bank and EUR 41 million for the international Wholesale Banking network in the fourth quarter. Including EUR 42 million in one-off costs related to the sale of the Asian cash equities business in the first quarter of 2004, total one-off expenses this year amounted to EUR 143 million against EUR 82 million last year, when provisions were taken to pay for restructuring at Wholesale Banking. Excluding those one-off items, currency effects, and the impact of transfers of activities between insurance and banking, operating expenses increased 5.5% of which 3.5%-points was due to ING Direct. As the increase in income outpaced the expense growth, the cost/income ratio of the banking activities improved to 69.1% in 2004, from 70.1% in 2003. Excluding one-off items, the cost/income ratio improved to 67.0% from 69.4%. The average number of staff declined 0.9% to 63,600 in 2004. At the end of 2004, staff numbers were down 4.0% from year-end 2003.

In 2004, ING added EUR 465 million to the provision for loan losses, compared with EUR 1,125 million in 2003. The addition equalled 18 basis points of average credit-risk-weighted assets in 2004, compared with 46 basis points in 2003. The lower addition was possible due to a further improvement of the credit portfolio, the release of some debtor provisions and the absence of large defaults. In the fourth quarter of 2004, ING added EUR 99 million to the provision for loan losses, equal to 15 basis points of credit-risk-weighted assets. Risk costs remained well below the long-term average of about 30-35 basis points.

RAROC
The after-tax Risk-Adjusted Return on Capital (RAROC) of ING's banking operations improved strongly to 14.8% in 2004, compared with 12.7% in 2003, due entirely to higher economic returns. Retail Banking continued to perform well above ING's target of 12.0% with a return of 29.1%. The after-tax RAROC of Wholesale Banking improved strongly to 12.2% from 10.3% in 2003. Excluding the loss on the sale of ING BHF-Bank activities, the RAROC would have improved to 13.6% in 2004. The after-tax RAROC of ING Direct improved sharply from 6.1% in 2003 to 11.3% in 2004. In the RAROC calculation, the actual credit risk provisioning is replaced by statistically expected losses reflecting average credit losses over the entire economic cycle.

2.1 INSURANCE EUROPE OPERATING PROFIT BEFORE TAX DECLINES 3.2%

o PROFIT FROM INSURANCE EUROPE RISES 4.6% EXCLUDING ONE-OFF ITEMS, REAL ESTATE TRANSFER
o VALUE OF NEW LIFE INSURANCE BUSINESS IN EUROPE RISES 46.8% TO EUR 138
  MILLION
o EMBEDDED VALUE RISES 15.2% BEFORE DIVIDENDS TO ING GROUP

---------------------------------------------------------------------------------------------
   TABLE 5. INSURANCE EUROPE PROFIT & LOSS ACCOUNT
                                            FULL YEAR                     FOURTH QUARTER
In EUR million                      2004      2003         %        2004      2003          %
---------------------------------------------------------------------------------------------
PREMIUM INCOME                    11,369    11,401      -0.3       2,661     2,816       -5.5
- of which life                    9,304     9,199       1.1       2,314     2,446       -5.4
- of which non-life                2,065     2,202      -6.2         347       370       -6.2
Income from investments            4,365     4,456      -2.0       1,291     1,333       -3.1
Commission and other income          475       680     -30.1         121       184      -34.2
                                  ------    ------                 -----     -----
TOTAL OPERATING INCOME            16,209    16,537      -2.0       4,073     4,333       -6.0

Underwriting expenditure          12,325    12,554      -1.8       2,914     3,176       -8.2
Other interest expenses              322       352      -8.5          92        69       33.3
Operating expenses                 1,832     1,815       0.9         553       524        5.5
Investment losses                     -3        25                    -8         8
                                  ------    ------                 -----     -----
TOTAL OPERATING EXPENDITURE       14,476    14,746      -1.8       3,551     3,777       -6.0

OPERATING PROFIT BEFORE TAX        1,733     1,791      -3.2         522       556       -6.1
- of which life insurance          1,421     1,498      -5.1         436       452       -3.5
- of which non-life insurance        312       293       6.5          86       104      -17.3

KEY FIGURES
Value of new life business           138        94      46.8
Internal rate of return            12.4%     10.9%
Staff (average FTEs)              15,900    16,500      -3.6
---------------------------------------------------------------------------------------------

FULL-YEAR PROFIT
Operating profit before tax from Insurance Europe fell 3.2% to EUR 1,733 million, caused by a 5.1% decline in profit from life insurance to EUR 1,421 million, due to one-off items, such as the sale of the Italian life business in 2003 and lower gains on old reinsurance business. Excluding one-off items and the transfer of a real estate portfolio, operating profit before tax from Insurance Europe increased 4.6% to EUR 1,722 million from EUR 1,647 million in 2003. Life results in the Netherlands declined 4.4%, caused by higher operating expenses, the impact of the transfer of a real estate portfolio to the bank, and a lower one-off gain on old reinsurance activities. Life results in Belgium and Central Europe increased 29.1% and 11.5% respectively. Operating profit before tax from non-life insurance increased 6.5% to EUR 312 million, mainly as a result of favourable claims experience in the Netherlands, which offset lower non-life results from Belgium.

Total premium income declined 0.3% to EUR 11,369 million, due to a 6.2% drop in non-life premium income, as a result of the sale of the Dutch health insurance portfolio. Excluding the impact of this sale, non-life premiums increased 3.8%. Life premium income increased 1.1% to EUR 9,304 million as a 4.3% increase in the Netherlands was largely offset by a 6.3% decline in Belgium. Inflows into ING's pension fund businesses in Central Europe increased 42.4% to EUR 850 million. Commission and other income declined 30.1% to EUR 475 million due to the transfer of a real estate portfolio to ING Bank, lower gains from old reinsurance business and lower income from private equity investments.

Operating expenses increased 0.9% to EUR 1,832 million as the impact from divestments helped to offset higher operating expenses in the Netherlands. Excluding the sales of the life insurance business in Italy in 2003 and the Dutch health insurance business in 2004, as well as the transfer of a real estate portfolio to ING Bank, operating expenses rose 10.9%, due to substantially higher costs in the Netherlands, including external staff, investments in new IT systems and a restructuring provision in the second quarter to improve service and comply with Dutch legislative changes at Nationale-Nederlanden. Operating expenses in Belgium increased 5.0%. The average number of staff at Insurance Europe declined 3.6% to 15,900, due in part to the sale of the Italian life insurance business in the fourth quarter of 2003.

EMBEDDED VALUE
The value of new life insurance business written by Insurance Europe was EUR 138 million in 2004, an increase of 46.8% compared with 2003. The overall internal rate of return expected on these sales is 12.4%, up from 10.9% a year earlier. The improvement was seen largely in the Netherlands, due to price adjustments on single-premium products. The internal rate of return in the Netherlands increased to 10.5% from 8.0% in 2003, while the value of new business improved to EUR 58 million from EUR 11 million. The value of new business in Belgium declined to EUR 42 million from EUR 55 million in 2003, due to more competitive market conditions. However, the internal rate of return in Belgium remained high at 22.8%. The Rest of Europe posted a 35.7% increase in the value of new business to EUR 38 million from EUR 28 million with Central Europe as the key contributor to this increase.

The embedded value for Insurance Europe increased 15.2% before dividends of EUR 993 million to the Group. After dividends, the 2004 embedded value was EUR 12,257 million. Changes to the capital model and other modelling changes increased embedded value by EUR 966 million, while favourable investment returns and a reduction in the corporate tax rate combined to increase value by EUR 688 million.
Value was reduced through a revision to the expense assumptions (EUR
-498 million) and a change to persistency assumptions (EUR -185 million) in the Netherlands, as well as the adverse impact of adding the cost of financial options and guarantees (EUR -291 million). The emerging markets of Central Europe showed an increase of EUR 425 million in embedded value to EUR 1,837 million in 2004 before dividends of EUR 51 million. This is a 30.1% increase in embedded value before dividends.

GEOGRAPHICAL BREAKDOWN INSURANCE EUROPE

--------------------------------------------------------------------------------
   TABLE 6. INSURANCE EUROPE OPERATING PROFIT BEFORE TAX
                                 FULL YEAR                    FOURTH QUARTER
In EUR million           2004      2003          %      2004     2003          %
--------------------------------------------------------------------------------
Netherlands             1,423     1,451       -1.9       456      411       10.9
- of which life         1,139     1,192       -4.4       370      317       16.7
- of which non-life       284       259        9.7        86       94       -8.5
Belgium                   128       109       17.4        29       37      -21.6
- of which life           111        86       29.1        32       32
- of which non-life        17        23      -26.1        -3        5     -160.0
Rest of Europe*           182       231      -21.2        37      108      -65.7
                        -----     -----                  ---      ---
Total                   1,733     1,791       -3.2       522      556       -6.1
--------------------------------------------------------------------------------
* Poland, Hungary, Czech Republic, Slovakia, Romania, Bulgaria, Greece, Spain

In the Netherlands, operating profit before tax from insurance declined 1.9% to EUR 1,423 million, as a decline in life insurance results more than offset an increase from non-life insurance. Profit before tax from life insurance fell 4.4% to EUR 1,139 million, due to the impact of the transfer of a real estate portfolio to banking and lower one-off gains from old reinsurance activities. Excluding those items, life results improved 1.9% despite higher operating expenses, due to good morbidity results and a reduction of profit-sharing for policyholders in line with competitors. Life premium income increased 4.3%, driven mainly by Group Life insurance due to the acquisition of new contracts by Nationale-Nederlanden. Profit before tax from the Dutch non-life insurance business increased 9.7% to EUR 284 million, driven by favourable claims experience, particularly in the lines Fire and Loss of Income/Accident, which more than offset the sale of the health insurance portfolio. Premium income from non-life insurance declined 8.3% due to the sale of the health insurance portfolio. Excluding health premiums from both years, non-life premium income increased 3.6% and total premium income rose 4.1%. Total operating expenses at the Dutch insurance businesses rose 0.9% to EUR 1,423 million. However, excluding the sale of the health insurance portfolio, operating costs increased 10.5%, due to investments in new IT systems and continued efforts to reduce backlogs and update policies to comply with Dutch legislative changes at Nationale-Nederlanden. Operating profit before tax from Nationale-Nederlanden, which is the main contributor to insurance profit in the Netherlands, increased 5.2% to EUR 684 million, mainly driven by favourable morbidity results as well as lower profit sharing for policyholders. Excluding gains on the old reinsurance business in both years, operating profit before tax at Nationale-Nederlanden increased 10.0%.

In Belgium, operating profit before tax from the insurance operations increased 17.4% to EUR 128 million. Life results rose 29.1% to EUR 111 million, due to higher fee and investment income due to growth in assets under management. However, non-life results declined 26.1% to EUR 17 million, due to higher expenses and a loss on the run-off of an old book of business. Life premium income fell 6.3% to EUR 2,115 million as a result of lower sales through the banking distribution channel, while non-life premium income grew 4.2% to EUR 324 million.

In the Rest of Europe, operating profit before tax fell 21.2% to EUR 182 million, mainly as a result of currency impacts and the sale of ING's life insurance business in Italy in 2003. Excluding one-offs, divestments and currency impacts, operating profit before tax from the Rest of Europe rose 4.6%, driven by higher life results in Central Europe, notably in Poland (+12%), the Czech Republic (+12%) and Hungary (+19%). Premium income increased 0.7% to EUR 1,414 million as currency effects and the sale of the Italian life business in 2003 offset higher sales. Excluding divestments and currency effects, life premium income rose 9.1% and non-life premiums rose 7.9%. In addition, inflows into ING's pension fund businesses in Central Europe, including Bulgaria, the Czech Republic, Hungary, Poland and Russia, increased 42.4% to EUR 850 million. ING also obtained a license in 2004 to start a second-pillar pension fund in Slovakia, which started sales in January 2005.

--------------------------------------------------------------------------------
   TABLE 7. INSURANCE EUROPE PREMIUM INCOME
                                   FULL YEAR                  FOURTH QUARTER
In EUR million             2004      2003       %        2004      2003        %
--------------------------------------------------------------------------------
Netherlands               7,516     7,429     1.2       1,690     1,665      1.5
- of which life           5,823     5,582     4.3       1,428     1,379      3.6
- of which non-life       1,693     1,847    -8.3         262       286     -8.4
Belgium                   2,439     2,568    -5.0         545       746    -26.9
- of which life           2,115     2,257    -6.3         473       674    -29.8
- of which non-life         324       311     4.2          72        72
Rest of Europe*           1,414     1,404     0.7         426       405      5.2
                         ------    ------               -----     -----
Total                    11,369    11,401    -0.3       2,661     2,816     -5.5
--------------------------------------------------------------------------------
* Poland, Hungary, Czech Republic, Slovakia, Romania, Bulgaria, Greece, Spain

2.2  INSURANCE AMERICAS OPERATING PROFIT BEFORE TAX RISES 27.4%

o PROFIT IN CANADA INCREASES STRONGLY DUE TO GOOD UNDERWRITING RESULTS, GAIN ON IPO
o VALUE OF NEW LIFE BUSINESS INCREASES 84.0% TO EUR 173 MILLION
o U.S. LIFE SALES INCREASE 44.6%, ANNUITY SALES INCREASE 42.7% IN LOCAL CURRENCY

-------------------------------------------------------------------------------------------
   TABLE 8. INSURANCE AMERICAS PROFIT & LOSS ACCOUNT
                                            FULL YEAR                     FOURTH QUARTER
In EUR million                      2004       2003          %      2004      2003        %
-------------------------------------------------------------------------------------------
PREMIUM INCOME                    22,760     22,319        2.0     5,411     5,652     -4.3
- of which life                   18,428     17,503        5.3     4,301     4,473     -3.8
- of which non-life                4,332      4,816      -10.0     1,110     1,179     -5.9
Income from investments            4,500      4,423        1.7     1,365     1,013     34.7
Commission and other income          850        847        0.4       212       222     -4.5
                                 -------    -------               ------    ------
TOTAL OPERATING INCOME            28,110     27,589        1.9     6,988     6,887      1.5

Underwriting expenditure          24,057     23,778        1.1     5,658     5,936     -4.7
Other interest expenses              118        103       14.6        57        20    185.0
Operating expenses                 2,230      2,263       -1.5       594       569      4.4
Investment losses                     36        135      -73.3       -20         0
                                 -------    -------               ------    ------
TOTAL OPERATING EXPENDITURE       26,441     26,279        0.6     6,289     6,525     -3.6

OPERATING PROFIT BEFORE TAX        1,669      1,310       27.4       699       362     93.1
- of which life insurance            760        918      -17.2       285       264      8.0
- of which non-life insurance        909        392      131.9       414        98    322.4

KEY FIGURES
Value of new life business           173         94       84.0
Internal rate of return            10.7%       9.0%
Staff (average FTEs)              25,300     26,200       -3.4
-------------------------------------------------------------------------------------------

FULL-YEAR PROFIT
Operating profit before tax from Insurance Americas increased 27.4% to EUR 1,669 million. The results include several one-off items related to the U.S. individual reinsurance business, which ING has exited, the pending sale of Life of Georgia, and the initial public offering of the non-life insurance business in Canada. Excluding those items and the gain on the sale of the Seguros Bital joint venture in 2003, profit before tax from Insurance Americas increased 31.7% to EUR 1,667 million from EUR 1,266 million in 2003. The decline of the U.S. dollar and the Mexican peso against the euro in 2004 reduced results by EUR 105 million. Excluding one-off items, currency effects and the transfer of investment management activities from banking to insurance in 2004, operating profit before tax increased 47.4%.

Premium income increased 2.0% to EUR 22,760 million, as strong production, particularly in the U.S. was largely offset by currency effects. Life premium income rose 5.3% to EUR 18,428 million, boosted by the introduction of new products as well as enhanced distribution, particularly through independent agents and broker dealers. Non-life premiums declined 10.0% mainly due to lower premium income from motor and property insurance in Mexico as well as currency effects. Excluding currency impacts, total premium income from Insurance Americas increased 11.4%. In addition, total fund inflows into the pension fund businesses in Chile, Mexico and Peru increased 33.5% to EUR 1,542 million.

Operating expenses declined 1.5%, mainly as a result of currency effects. Excluding currency effects, operating expenses increased 7.2% primarily as the result of the transfer of certain investment management activities from banking to insurance at the beginning of 2004, as well as additional expenses related to exiting the U.S. individual life reinsurance business and the pending sale of Life of Georgia. Excluding those costs, operating expenses rose 2.6%, due to higher sales and benefit costs. The average number of staff at Insurance Americas declined 3.4% to 25,300, mainly as a result of staff reductions in Argentina and outsourcing of IT functions in the U.S., partially offset by the purchase of Allianz in Canada.

EMBEDDED VALUE
The value of new life insurance business written by Insurance Americas increased 84.0% to EUR 173 million from EUR 94 million in 2003. The internal rate of return increased to 10.7% from 9.0% due to continued focus on profitable growth and expense controls in the U.S., and the inclusion of the Latin American pension business in 2004. For the U.S. business, the internal rate of return rose to 10.3% from 9.2% and reached 10.7% in U.S. dollar terms.

The embedded value of the life businesses of Insurance Americas declined 2.3% to EUR 8,118 million in 2004, largely due to currency effects (EUR -604 million) and the inclusion of the financial options and guarantees costs (EUR -272 million) as a result of adopting European Embedded Value principles. The embedded value of the U.S. life insurance business fell to EUR 7,271 million from EUR 7,933 million in 2003 due to these items and the exit of the individual life reinsurance business (EUR -495 million). Restating for these changes, the U.S. embedded value would have increased 8.7%. The embedded value of the Latin American businesses, including Mexico and South America, climbed to EUR 901 million before dividends of EUR 54 million from EUR 372 million, due to the inclusion of pension businesses in the region from 2004.

GEOGRAPHICAL BREAKDOWN INSURANCE AMERICAS

--------------------------------------------------------------------------------
   TABLE 9. INSURANCE AMERICAS OPERATING PROFIT BEFORE TAX
                                    FULL YEAR                 FOURTH QUARTER
In EUR million              2004      2003        %       2004     2003        %
--------------------------------------------------------------------------------
United States                727       837    -13.1        282      226     24.8
Canada                       711       171    315.8        372       36    933.3
Latin America                231       302    -23.5         45      100    -55.0
- of which Mexico            147       242    -39.3         13       84    -84.5
- of which South America*     84        60     40.0         32       16    100.0
                           -----     -----                 ---      ---
Total                      1,669     1,310     27.4        699      362     93.1
--------------------------------------------------------------------------------
* Argentina, Brazil, Chile, Peru

In the United States, operating profit before tax declined 13.1% to EUR 727 million, due to one-off charges related to adverse mortality experience at the individual life reinsurance business in the third quarter, and costs related to exiting that business in the fourth quarter, as well as expenses related to the pending sale of Life of Georgia. Excluding those items, operating profit before tax rose 16.5% to EUR 973 million. The decline of the U.S. dollar against the euro also had a negative impact of EUR 76 million. Excluding one-off items and currency impacts, operating profit before tax rose 28.1%. Earnings were boosted by higher fee income as asset levels increased, driven by higher sales and positive net inflows in the retirement services, life and annuities businesses. Results from asset management increased, driven by higher gains on the private equity portfolio as well as expense management. Results on private equity, reported under investment income, increased from a loss of EUR 9 million in 2003 to a gain of EUR 44 million in 2004, of which EUR 32 million was booked in the fourth quarter.

Premium income rose 3.6% to EUR 18,450 million as strong production in the U.S. was tempered by a lower dollar. Excluding currency effects, premiums increased 13.8%, driven by strong sales of life and annuities, which increased 44.6% and 42.7% respectively, due to the introduction of new products and increased distribution capacity through independent agents and broker dealers.

Investment losses dropped to EUR 41 million, or 7 basis points of average fixed-interest securities in 2004, down from 21 basis points in 2003. In the fourth quarter, a net credit gain of EUR 13 million was realized due to the recovery of previously reported losses. The improvement was driven by strong credit risk standards, an active work-out programme for impaired securities, and improvements in the market conditions. As a result, the composite margin increased to 158 basis points in the fourth quarter of 2004 compared with 127 basis points in the third. Excluding credit-related investment losses, the composite margin narrowed to 149 basis points in the fourth quarter from 154 basis points in the third quarter. Operating expenses in the U.S. increased 0.7% to EUR 1,492 million. However, excluding currency effects, operating expenses increased 10.7%, mainly due to the transfer of investment management activities from Wholesale Banking to Insurance Americas in 2004. Operating expenses also include additional costs of EUR 17 million related to exiting the individual life reinsurance business and EUR 15 million from the pending sale of Life of Georgia. Excluding those one-off costs and currency effects, operating expenses increased 2.6%, in line with higher production levels.

In the fourth quarter of 2004, ING implemented the Technical Practice Aid (TPA) to the US GAAP accounting standard "Statement of Position 03-1: Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long Duration Contracts and for Separate Accounts" (SOP 03-1) for both its Dutch and U.S. accounting, with an effective date of January 1, 2004. The TPA clarified certain key implementation issues with respect to SOP 03-1. The TPA had no impact on ING's annuity business; there was an impact on ING's interest-sensitive life insurance business. This accounting change resulted in a EUR 46 million after-tax reduction in shareholders' equity as of January 1, 2004, in addition to the impact of SOP 03-1, which was adopted in the first quarter of 2004. The pre-tax impact on 2004 profit from the above accounting changes was a reduction in income of EUR 16 million.

In Canada, operating profit before tax increased to EUR 711 million from EUR 171 million in 2003, including a one-off gain of EUR 249 million from the initial public offering of shares in ING Canada in the fourth quarter. Excluding that gain, operating profit before tax increased to EUR 462 million, driven by favourable claims experience, due to mild weather and a regulatory change that capped motor insurance claims. The combined ratio improved to 85% in 2004 from 95% in 2003.

In Mexico, operating profit before tax declined 39.3% to EUR 147 million, largely due to the decline of the peso against the euro and the sale of the Seguros Bital joint venture in the fourth quarter of 2003. Excluding these impacts, operating profit before tax fell 10.7% as a result of reserve strengthening, higher acquisition costs and higher claims, particularly in health insurance.

In South America, operating profit before tax from Chile, Brazil, Peru and Argentina increased 40.0% to EUR 84 million, due to favourable health results and investment income in Chile. The consolidation of offices and branches in Chile led to 3.4% decline in operating expenses. Premium income in Chile increased 18.8%. Results in Argentina improved because 2003 included costs associated with the decision to close the branch offices and focus on managing existing client accounts. In October 2004, ING agreed to sell the portfolio and other assets of the Argentine business to Zurich Financial Services Group.

------------------------------------------------------------------------------------
   TABLE 10. INSURANCE AMERICAS PREMIUM INCOME
                                       FULL YEAR                   FOURTH QUARTER
In EUR million                 2004       2003        %       2004     2003        %
------------------------------------------------------------------------------------
United States                18,450     17,817      3.6      4,291    4,545     -5.6
Canada                        2,213      2,164      2.3        555      541      2.6
Latin America                 2,097      2,338    -10.3        565      566     -0.2
- of which Mexico             1,551      1,885    -17.7        424      445     -4.7
- of which South America*       546        453     20.5        141      121     16.5
                             ------     ------               -----    -----
Total                        22,760     22,319      2.0      5,411    5,652     -4.3
------------------------------------------------------------------------------------

* Argentina, Brazil, Chile, Peru

2.3 INSURANCE ASIA/PACIFIC OPERATING PROFIT BEFORE TAX RISES 82.7%

o EXCLUDING GAIN ON SALE OF AUSTRALIAN VENTURE, OPERATING PROFIT RISES 29.4%
o LIFE PREMIUM INCOME INCREASES 28.3% TO EUR 9,232 MILLION
o VALUE OF NEW LIFE BUSINESS RISES 27.4% TO EUR 321 MILLION

-------------------------------------------------------------------------------------------------------
   TABLE 11. INSURANCE ASIA/PACIFIC PROFIT & LOSS ACCOUNT
                                          FULL YEAR                            FOURTH QUARTER
In EUR million                    2004         2003            %         2004         2003            %
-------------------------------------------------------------------------------------------------------
PREMIUM INCOME                   9,469        7,594         24.7        2,795        2,164         29.2
- of which life                  9,232        7,193         28.3        2,788        2,048         36.1
- of which non-life                237          401        -40.9            7          116        -94.0
Income from investments            914          640         42.8          175          169          3.6
Commission and other income        104          190        -55.3            8           71        -88.7
                                 -----        -----                     -----        -----
TOTAL OPERATING INCOME          10,487        8,424         24.5        2,978        2,404         23.9

Underwriting expenditure         9,003        7,213         24.8        2,650        2,059         28.7
Other interest expenses              8           12        -33.3            2            4        -50.0
Operating expenses                 726          785         -7.5          210          234        -10.3
Investment losses                   -1            3                        -4
                                 -----        -----                     -----        -----
TOTAL OPERATING EXPENDITURE      9,736        8,013         21.5        2,858        2,297         24.4

OPERATING PROFIT BEFORE TAX        751          411         82.7          120          107         12.2
- of which life                    473          336         40.8          115           58         98.3
- of which non-life                278           75        270.7            5           49        -89.8

KEY FIGURES
Value of new life business         321          252         27.4
Internal rate of return          13.6%        14.7%
Staff (average FTEs)             8,200        8,300         -1.2
-------------------------------------------------------------------------------------------------------

FULL-YEAR PROFIT
Operating profit before tax from Insurance Asia/Pacific increased 82.7% to EUR 751 million, including a one-time gain of EUR 219 million from the sale of ING's 50% stake in the Australian non-life insurance joint venture in the second quarter of 2004. Excluding that gain, operating profit before tax increased 29.4% to EUR 532 million, led by the Australian life and wealth businesses and the life insurance businesses in South Korea and Japan.

Premium income rose 24.7% to EUR 9,469 million, driven by higher life insurance sales. Premium income from life insurance increased 28.3% to EUR 9,232 million, led by Korea and Japan, while non-life premium income fell 40.9%, reflecting the sale of the Australian non-life business in the second quarter of 2004. Excluding the impact of currencies and divestments, total life premiums increased 32.9%. Double-digit growth rates in local currencies were recorded in Japan (81.8%), South Korea (49.6%), Malaysia (17.1%), Hong Kong (16.2%),
Thailand (37.6%), India (211.3%) and China (10.5%). In addition, fund inflows into ING's pension fund businesses in Hong Kong and Japan increased to EUR 31 million from EUR 16 million in 2003.

Operating expenses fell 7.5% to EUR 726 million, due to divestments and other one-off items as well as the decline of many currencies against the euro. In 2004, expenses benefited from the release of a EUR 30 million reserve for a wage tax assessment in the second quarter which had been provisioned for in the fourth quarter of 2003. In Taiwan, premium tax rates fell from 5% to 2% resulting in a EUR 12 million reduction in expenses. Excluding those items and the divestment in Australia, operating expenses increased 9.5%, reflecting the growth of business in Japan and Korea as well as additional costs in Australia to improve quality and integrate IT systems. The average number of full-time staff declined 1.2% to 8,200 in 2004, as a reduction from the sale of the Australian joint venture was partially offset by increases in Korea and India.

EMBEDDED VALUE
The value of new life insurance business written by Insurance Asia/Pacific was EUR 321 million in 2004, up 27.4% compared with 2003 and accounting for more than half of ING Group's total. Most units contributed to this growth in new business value, in particular Japan, where strong sales, higher margins and higher assumed investment returns all had a favourable impact on the value of new business. ING invested EUR 431 million to write new life insurance business in the region in 2004, and the overall internal rate of return expected on this investment is 13.6%.

The embedded value of the life business at Insurance Asia/Pacific increased to EUR 2,076 million at the end of 2004.The increase was driven by the value added from new business, positive 2004 performance variances (EUR 189 million), and an upward revision to assumed investment returns (EUR 539 million). These embedded value gains were partially offset by a higher cost of capital resulting from a change in ING's internal capital model (EUR -1,201 million).

GEOGRAPHICAL BREAKDOWN INSURANCE ASIA/PACIFIC

-------------------------------------------------------------------------------
   TABLE 12. INSURANCE ASIA/PACIFIC OPERATING PROFIT BEFORE TAX
                                FULL YEAR                    FOURTH QUARTER
In EUR million          2004      2003         %       2004      2003         %
-------------------------------------------------------------------------------
Australia                437       176     148.3         71        78      -9.0
- of which life          162       101      60.4         67        28     139.3
- of which non-life      275        75     266.7          4        50     -92.0
Korea                    114        79      44.3         37        22      68.2
Taiwan                   100       139     -28.1         11        48     -77.1
Japan                     70        48      45.8          5        11     -54.5
Rest of Asia*             30       -31                   -4       -52
                        ----      ----                 ----      ----
Total                    751       411      82.7        120       107      12.2
-------------------------------------------------------------------------------
* Including China, India, Thailand, Indonesia, Hong Kong and Malaysia

In Australia, operating profit before tax increased from EUR 176 million to EUR 437 million, including the EUR 219 million gain on the sale of the non-life insurance business. Excluding that gain, operating profit before tax increased 23.9% to EUR 218 million. The non-life joint venture, which was sold in the second quarter of 2004, contributed EUR 75 million to operating profit before tax in full-year 2003 and EUR 55 million in the first half of 2004. Excluding those earnings and the impact of the transfer of real estate businesses from insurance to Wholesale Banking, profit from the ongoing Australian life and wealth operations rose 70.5% to EUR 162 million. Earnings included a release of EUR 29 million in excess reserves in the fourth quarter, which were held for the capital guarantee business. Profit growth was driven by higher investment earnings and higher fees as a result of growth in assets under management, due to favourable capital market developments, and favourable claims and lapse results. Sales through the ANZ bank channel also increased compared with the prior year.

In Korea, operating profit before tax rose 44.3% to EUR 114 million, driven by higher sales of life insurance, higher renewal premiums and continued low claim levels. Premium income rose 42.2% to EUR 1,598 million, and increased 49.6% in local currency terms. In the second quarter of 2004, ING Life Korea became the largest foreign insurance company in the country and ranks fourth in the life insurance market overall based on premiums. In January 2005, ING also completed the acquisition of a 49% stake in a life insurance joint venture with Kookmin Bank, called KB Life.

In Taiwan, operating profit before tax declined 28.1% to EUR 100 million as ING Antai set aside EUR 100 million to strengthen reserves as a result of the low interest rate environment, up from EUR 50 million which was used to strengthen reserves in 2003. Operating profit in 2003 also included a gain of EUR 23 million on the sale of the SinoPac credit card business. Excluding those items, profit before tax increased 29.3% in 2004, driven mainly by higher premium income, mortality profits and a 6.2% drop in operating expenses due in part to the reduction of the premium tax rate from 5% to 2%. In the fourth quarter, operating profit before tax decreased due to the doubling of reserve strengthening, a shift in product mix as the company increased its focus on selling investment-linked products, and a decrease in production.

In Japan, operating profit before tax increased 45.8% to EUR 70 million, led by higher sales of corporate-owned life insurance products and single-premium variable annuity products. Variable annuity single premium income increased 164.9% to EUR 2,267 million and premium income from traditional life products increased 13.9% to EUR 1,192 million, excluding currency effects. In the fourth quarter, operating profit before tax declined due to higher mortality claims and expenses.

In the Rest of Asia, operating profit before tax rose to EUR 30 million from a loss of EUR 31 million in 2003. The change reflects a EUR 30 million reserve release from the favourable settlement of a wage tax assessment in the second quarter of 2004 which had been provisioned for in the fourth quarter of 2003. The results also reflect increased start-up losses to expand the businesses in India and China.

------------------------------------------------------------------------------
   TABLE 13. INSURANCE ASIA/PACIFIC PREMIUM INCOME
                              FULL YEAR                   FOURTH QUARTER
In EUR million        2004      2003        %       2004      2003           %
------------------------------------------------------------------------------
Australia            1,423     1,644    -13.4        329       547       -39.9
- of which life      1,223     1,288     -5.0        329       439       -25.1
- of which non-life    200       356    -43.8          0       108
Korea                1,598     1,124     42.2        450       329        36.8
Taiwan               2,348     2,277      3.1        726       626        16.0
Japan                3,459     1,942     78.1      1,113       489       127.6
Rest of Asia*          641       607      5.6        177       173         2.3
                     -----     -----               -----     -----
Total                9,469     7,594     24.7      2,795     2,164        29.2
------------------------------------------------------------------------------
* including India, China, Hong Kong, Thailand, Indonesia and Malaysia

2.4  WHOLESALE BANKING OPERATING PROFIT BEFORE TAX RISES 51.9%

o RISK COSTS DECLINE SHARPLY TO 12 BASIS POINTS FROM 56 BASIS POINTS
o RESTRUCTURING PROVISION OF EUR 41 MILLION FOR INTERNATIONAL NETWORK
o ING REAL ESTATE OPERATING PROFIT BEFORE TAX RISES 47.1% TO EUR 325
  MILLION

-----------------------------------------------------------------------------------------------------------------
   TABLE 14. WHOLESALE BANKING PROFIT & LOSS ACCOUNT
                                                           FULL YEAR                        FOURTH QUARTER
In EUR million                                     2004        2003           %       2004        2003          %
-----------------------------------------------------------------------------------------------------------------
Interest result                                   3,381       3,545        -4,6        830         824        0.7
Commission                                        1,363       1,368        -0.4        310         429      -27.7
Other income                                      1,017         912        11.5         68         139      -51.1
                                                 ------      ------                  -----       -----
TOTAL OPERATING INCOME                            5,761       5,825        -1.1      1,208       1,392      -13.2

OPERATING EXPENSES                                3,637       3,685        -1.3        946       1,023       -7.5
                                                 ------      ------                  -----       -----
Gross result                                      2,124       2,140        -0.7        262         369      -29.0
Addition to provisions for loan losses              192         868       -77.9         19         223      -91.5
                                                 ------      ------                  -----       -----
OPERATING PROFIT BEFORE TAX                       1,932       1,272        51.9        243         146       66.4

KEY FIGURES
Cost/income ratio                                 63.1%       63.3%                  78.3%       73.5%
RAROC pre-tax                                     16.0%       13.9%
RAROC after tax                                   12.2%       10.3%
Total risk-weighted assets (in EUR billion)       147.5       152.9        -3.5
Addition to provisions for loan losses in
basis points of average credit-risk-weighted
assets                                               12          56
Staff (average FTEs)                             24,000      25,000        -4.0
-----------------------------------------------------------------------------------------------------------------

FULL-YEAR PROFIT
Operating profit before tax from Wholesale Banking increased 51.9% to EUR 1,932 million, driven by a sharp decline in risk costs. Profit was impacted by a number of one-off items, including losses on the sale of ING BHF-Bank activities and the Asian cash equities business, a gain on the sale of CenE Bankiers in the Netherlands, as well as restructuring costs and the transfer of businesses between insurance and banking. Excluding those items, operating profit before tax increased 57.0% to EUR 2,240 million. Currency effects had a negative impact of EUR 25 million.

Total operating income declined 1.1% to EUR 5,761 million, due in part to divestments. The interest result declined 4.6%, particularly in the Netherlands. Commission income decreased 0.4% to EUR 1,363 million. Other income increased 11.5% to EUR 1,017 million despite a charge of EUR 165 million from the combined impact of the sales of ING BHF-Bank activities (EUR -210 million), the Asian cash equities business (EUR -42 million) and CenE Bankiers (EUR 87 million). That was offset by an increase in other income in the Netherlands and Belgium due to higher results from financial transactions.

Operating expenses declined 1.3% to EUR 3,637 million, despite restructuring provisions of EUR 60 million in the third quarter of 2004 for ING BHF-Bank and EUR 41 million in the fourth quarter for the international Wholesale Banking network. One-off expenses totalled EUR 143 million in 2004, including EUR 42 million in costs related to the sale of the Asian cash equities business in the first quarter. That compares with a one-off charge of EUR 82 million in 2003 to pay for restructuring at ING BHF-Bank, ING Bank France and the international Wholesale Banking activities. Excluding those one-off costs as well as currency effects and the impact of the transfer of activities between insurance and banking, operating expenses declined 2.8%. The cost/income ratio improved to 63.1% in 2004 from 63.3% in 2003. The average number of wholesale staff fell 4.0% compared with 2003. At the end of 2004, staff numbers were 9.2% lower compared with year-end 2003, mainly due to the sales of, CenE Bankiers, the Asian cash equities business and parts of ING BHF-Bank. That was partially offset by higher staff numbers at ING Real Estate as a result of the transfer of activities from insurance to banking. The restructuring provision of EUR 41 million before tax, which was taken in the fourth quarter, will be used to streamline the International Network of the Wholesale Banking, as part of a strategy to focus on core products and clients. In total about 400 jobs are being eliminated in Asia, the U.K. and the Americas, primarily in back-office and IT functions, out of a total of 22,363 Wholesale Banking jobs worldwide at the end of 2004. ING Wholesale Banking will maintain its geographical coverage with branches or representative offices in more than 40 countries.

The addition to the provision for loan losses declined sharply to EUR 192 million from EUR 868 million in 2003, mainly due to improvements in the Netherlands, Belgium, Germany and the Americas. The addition was equal to 12 basis points of average credit-risk-weighted assets, compared with 56 basis points in 2003.

GEOGRAPHICAL BREAKDOWN WHOLESALE BANKING

----------------------------------------------------------------------------------------------------------
   TABLE 15. WHOLESALE BANKING OPERATING PROFIT BEFORE TAX
                                        FULL YEAR                               FOURTH QUARTER
In EUR million                   2004          2003             %          2004          2003            %
----------------------------------------------------------------------------------------------------------
Netherlands                        937          866           8.2           181           149         21.5
Belgium                            690          482          43.2           109             2
Germany                           -243         -249                        -206           -78
Rest of world                      278           63         341.3            89             6
Other                              -78         -115                         -35           -42
                                 -----        -----                         ---           ---
SUBTOTAL WHOLESALE BANKING       1,584        1,047          51.3           138            37        273.0
Asset management*                  348          225          54.7           105           109         -3.7
                                 -----        -----                         ---           ---
TOTAL                            1,932        1,272          51.9           243           146         66.4
----------------------------------------------------------------------------------------------------------

* mainly ING Real Estate and Baring Asset Management

In the Netherlands, operating profit before tax from Wholesale Banking increased 8.2% to EUR 937 million, due to a sharp decline in risk costs and the gain on CenE Bankiers. Excluding the gain on CenE Bankiers, operating profit before tax from the Dutch wholesale banking activities declined 1.8% to EUR 850 million, mainly due to lower results from financial markets activities, including lower interest results on the asset and liability-matching book and relatively high non-recurring revenues in 2003 from the Dutch branch network. Results from ING Lease showed a significant improvement, while results in the mid-corporate segment continued to be strong. Total operating income in the Netherlands fell 2.5%, while operating expenses rose 2.3%, partly due to the refined allocations of expenses. Risk costs amounted to just 12 basis points of average credit-risk-weighted assets, compared with 39 basis points last year, partially due to the release of some debtor provisions.

In Belgium, operating profit before tax from Wholesale Banking increased 43.2% to EUR 690 million, driven by strong corporate banking results and lower risk costs. Total income rose 4.9%, while operating expenses declined 4.0%. Risk costs were only 3 basis points of average credit-risk-weighted assets, down from 33 basis points in 2003, supported by the release of some debtor provisions. Risk costs were particularly high in the fourth quarter of 2003, resulting in an operating profit before tax of only EUR 2 million in that quarter. In the fourth quarter of 2004, operating profit before tax was EUR 109 million.

In Germany, the wholesale banking activities posted an operating loss before tax of EUR 243 million compared with a loss of EUR 249 million in 2003. The result includes a pre-tax loss of EUR 210 million on the sale of parts of ING BHF-Bank and a restructuring provision of EUR 60 million taken in the third quarter of 2004. Excluding these one-off items and a EUR 30 million restructuring charge in 2003, the German wholesale activities turned from a loss of EUR 219 million before tax in 2003 to a profit of EUR 27 million in 2004, mainly due to lower risk costs. The addition to the provision for loan losses fell to 55 basis points of average credit-risk-weighted assets from 154 basis points in 2003. Excluding the loss on the sale, operating income increased 11.4%, driven by higher interest results. Excluding the restructuring provisions, operating expenses were 0.6% lower.

In Rest of world the wholesale banking activities posted an operating profit before tax of EUR 278 million, up from EUR 63 million profit posted in 2003. The increase was almost fully caused by EUR 213 million lower risk costs, which fell to 4 basis points of average credit-risk-weighted assets, supported by releases of debtor provisions, compared with 73 basis points in 2003. Excluding currency effects, restructuring charges and the loss and expenses related to the sale of the Asian cash equities business, the gross result, before risk costs, increased by EUR 89 million. Results improved particularly in Central Europe, due to higher income from financial markets and corporate banking, and in the U.K., due to cost savings.

Other Wholesale Banking contains results which are not allocated to the different geographical regions of Wholesale Banking. In 2004, EUR 31 million from the restructuring provision taken in the fourth quarter of 2004 is included, while 2003 contained EUR 55 million for depreciation of software.

The asset management activities in banking, mainly ING Real Estate and Baring Asset Management, posted a 54.7% increase in operating profit before tax. ING Real Estate posted an operating profit before tax of EUR 325 million, up 47.1% from EUR 221 million in 2003, including EUR 53 million from the transfer of the investment management activities of ING Real Estate from insurance to banking. Excluding that impact, operating profit before tax from ING Real Estate rose 18.6%, driven by strong revenue growth across all business lines and substantially higher profits from the finance and investment management activities in 2004. Baring Asset Management posted an operating profit before tax of EUR 30 million, up from EUR 12 million in 2003, mainly as a result of higher stock market levels. ING reached an agreement in November 2004 to sell Baring Asset Management to Mass Mutual and Northern Trust. The transactions are expected to be completed in the first quarter of 2005.

RAROC
The after-tax Risk-Adjusted Return on Capital for Wholesale Banking operations improved to 12.2% in 2004, compared with 10.3% in the previous year, driven by higher economic returns while the use of economic capital has gradually decreased. Excluding the loss on the sale of ING BHF-Bank activities, the RAROC after tax would have improved to 13.6%. The Wholesale Banking activities in the Netherlands and Belgium, as well as Asset Management are showing strong pre-tax RAROCs. Within the Rest of world, Central Europe and the Americas also showed good pre-tax RAROCs of 23.8% and 18.0% respectively, while the performance in Asia and the UK were both well below ING's target.

--------------------------------------------------------------------------------------
   TABLE 16. WHOLESALE BANKING RISK-ADJUSTED RETURN ON CAPITAL
                              RAROC % (pre-tax)      ECONOMIC CAPITAL (in EUR billion)
                             FY 2004      FY 2003         FY 2004            FY 2003
--------------------------------------------------------------------------------------
Netherlands                     25.5         28.2             3.0                2.9
Belgium                         22.2         16.1             2.5                2.7
Germany                        -20.7         -3.8             1.1                1.3
Rest of world                    8.8          5.0             2.0                2.5
Other                          -43.6        -45.5             0.2                0.3
                                                              ---               ----
SUBTOTAL WHOLESALE BANKING      13.6         12.6             8.8                9.7
Asset management*               39.5         44.0             0.8                0.4
                                                              ---               ----
TOTAL PRE-TAX                   16.0         13.9             9.6               10.1
TOTAL AFTER TAX                 12.2         10.3
--------------------------------------------------------------------------------------

* mainly ING Real Estate and Baring Asset Management

2.5  RETAIL BANKING OPERATING PROFIT BEFORE TAX RISES 10.6%

o INCOME INCREASES 5.5%, DRIVEN BY MORTGAGE LENDING IN THE NETHERLANDS
o COST/INCOME RATIO CONTINUES TO IMPROVE
o RISK-ADJUSTED RETURN ON CAPITAL AFTER TAX REMAINS HIGH AT 29.1%

-----------------------------------------------------------------------------------------------------------------
TABLE 17. RETAIL BANKING PROFIT & LOSS ACCOUNT
                                                           FULL YEAR                        FOURTH QUARTER
In EUR million                                     2004        2003           %       2004        2003          %
-----------------------------------------------------------------------------------------------------------------
Interest result                                   3,928       3,630         8.2        995         918        8.4
Commission                                        1,137       1,056         7.7        260         209       24.4
Other income                                        -30          87                     10         103      -90.3
                                                  -----       -----                  -----       -----
TOTAL OPERATING INCOME                            5,035       4,773         5.5      1,265       1,230        2.8

OPERATING EXPENSES                                3,681       3,526         4.4      1,039         869       19.6
                                                  -----       -----                  -----       -----
Gross result                                      1,354       1,247         8.6        226         361      -37.4
Addition to provisions for loan losses              184         189        -2.6         64          21      204.8
                                                  -----       -----                  -----       -----
OPERATING PROFIT BEFORE TAX                       1,170       1,058        10.6        162         340      -52.4

KEY FIGURES
Cost/income ratio                                 73.1%       73.9%                  82.1%       70.7%
RAROC pre-tax                                     43.1%       43.4%
RAROC after tax                                   29.1%       29.3%
Total risk-weighted assets (in EUR billion)        76.5        69.9         9.4
Addition to provisions for loan losses in
basis points of average credit-risk-weighted
assets                                               25          27
Staff (average FTEs)                             34,300      35,200        -2.6
-----------------------------------------------------------------------------------------------------------------

FULL-YEAR PROFIT
Operating profit before tax from Retail Banking rose 10.6% to EUR 1,170 million, driven by solid income growth and slightly lower risk costs. Results were bolstered by higher profit in the Netherlands, driven by increased mortgage lending and savings, and in Poland, which benefited from lower risk costs. Profit from Belgium declined, due to non-recurring expenses and risk costs which resulted in a loss in the fourth quarter, despite a 12.1% increase in operating income for full-year 2004.

Total operating income rose 5.5% to EUR 5,035 million in 2004. Interest income increased 8.2% due to higher mortgage lending and increased savings, while interest margins narrowed slightly. Commission income rose 7.7%, mainly driven by higher securities-related commissions. Other income declined sharply, due in part to a EUR 48 million loss taken by Postbank in the first quarter of 2004 to compensate customers for a disappointing return on investments related to the unit-linked mortgage product `MeerWaardehypotheek'. Excluding that loss, total income increased 6.5%.

Operating expenses from Retail Banking increased 4.4% to EUR 3,681 million mainly due to the impact of the collective labour agreement in the Netherlands which came into effect in May 2003, higher business volumes, the acceleration of IT-projects and provisions for some litigation issues, particularly in the fourth quarter. However, income growth exceeded expense growth in 2004, and the cost/income ratio improved to 73.1% from 73.9% in 2003, including the negative impact of some non-recurring expenses in the fourth quarter. The average number of retail staff was 2.6% lower than in 2003. At the end of 2004, retail staff numbers were 3.6% lower than at year-end 2003, mainly due to the sale of ING BHF-Bank activities and lower staff numbers in Belgium, India and the Netherlands.

The addition to the provision for loan losses declined 2.6% to EUR 184 million from EUR 189 million in 2003. Lower risk costs in the Netherlands and Poland were largely offset by higher risk costs in Belgium. The total addition in 2004 was equal to 25 basis points of average credit-risk-weighted assets compared with 27 basis points for the full-year 2003.

GEOGRAPHICAL BREAKDOWN RETAIL BANKING

--------------------------------------------------------------------------------
   TABLE 18. RETAIL BANKING OPERATING PROFIT BEFORE TAX
                             FULL YEAR                       FOURTH QUARTER
In EUR million       2004       2003          %       2004       2003          %
--------------------------------------------------------------------------------
Netherlands         1,066        917       16.2        222        219        1.4
Belgium                72        105      -31.4        -60         65
Poland                 19          7      171.4          6         11      -45.5
Other retail*          13         29      -55.2         -6         45
                    -----      -----                   ---        ---
TOTAL               1,170      1,058       10.6        162        340      -52.4
--------------------------------------------------------------------------------
* mainly ING Vysya Bank, the retail activities of ING BHF-Bank, Private Banking rest of world, Kookmin Bank stake

In the Netherlands, operating profit before tax from retail banking rose 16.2% to EUR 1,066 million. Total income increased 3.1%, driven by higher interest results due to increased mortgage lending and savings, which were partly offset by lower interest margins. The residential mortgage portfolio in the Netherlands increased by EUR 8.3 billion, or 11.2%, to EUR 82.2 billion at the end of 2004. The higher interest result more than offset the EUR 48 million loss taken by Postbank for the unit-linked mortgage product in the first quarter of 2004. Excluding that loss, total income increased 4.6%. Operating expenses were 1.3% lower. Risk costs fell to 21 basis points of average credit-risk-weighted assets from 26 basis points in 2003.

In Belgium operating profit before tax from retail banking declined 31.4% to EUR 72 million, due to non-recurring expenses and higher risk costs, which resulted in a pre-tax loss of EUR 60 million in the fourth quarter of 2004. The loss was mainly caused by the acceleration of IT-projects, restructuring costs, provisions for litigation issues and a change in legislation that resulted in higher risk costs. Operating income was also lower than in the previous quarters of 2004, in part due to the success of the new product `structured notes', which reduced the sales of mutual funds. As a result, immediate fees were replaced by fee income which is amortised. In the first nine months of 2004, the fees on structured notes were not amortised. Compared with 2003, total income rose 12.1%, mainly driven by higher interest results due to higher lending and savings volumes. Operating expenses increased 14.4%, mainly due to non-recurring items. Excluding those items, operating expenses were almost flat. Risk costs increased to 34 basis points of average credit-risk-weighted assets from 12 basis points in 2003. In the fourth quarter of 2004, risk costs were EUR 20 million, mainly due to a change in legislation, compared with EUR 1 million in the third.

In Poland, operating profit before tax from the retail banking activities of ING Bank Slaski rose to EUR 19 million from EUR 7 million in 2003, almost fully due to a 50.0% decline in risk costs. The level of loan loss provisioning, however, remains high at 227 basis points of average credit-risk-weighted assets.

Other retail banking activities posted an operating profit before tax of EUR 13 million, down from EUR 29 million in 2003, mainly due to a litigation issue at ING Trust and the absence of dividend income on ING's stake in Kookmin Bank. ING Vysya Bank turned to profit after a loss in 2003, when a trading portfolio was reclassified into an investment portfolio to bring ING Vysya Bank into line with ING's accounting principles.

RAROC
The after-tax Risk-Adjusted Return on Capital for the business line Retail Banking decreased slightly to 29.1% from 29.3% last year, but remained well above ING's target of 12.0%. The already strong pre-tax RAROC in the Netherlands improved further. The negative pre-tax RAROC in Other retail can be mainly attributed to ING Vysya Bank.

--------------------------------------------------------------------------------
   TABLE 19. RETAIL BANKING RISK-ADJUSTED RETURN ON CAPITAL
                        RAROC % (pre-tax)      ECONOMIC CAPITAL (in EUR billion)
                    FY 2004       FY 2003           FY 2004          FY 2003
--------------------------------------------------------------------------------
Netherlands            68.0          62.2               1.6              1.5
Belgium                17.8          18.3               0.4              0.5
Poland                 20.5          19.5               0.1              0.1
Other retail*          -3.1           5.4               0.6              0.4
                                                        ---              ---
TOTAL PRE-TAX          43.1          43.4               2.7              2.5
TOTAL AFTER TAX        29.1          29.3
--------------------------------------------------------------------------------
* mainly ING Vysya Bank, the retail activities of ING BHF-Bank, Private Banking rest of world, Kookmin Bank stake

2.6  ING DIRECT PROFIT RISES TO EUR 432 MILLION FROM EUR 151 MILLION

o FUNDS ENTRUSTED INCREASE 46.3% TO EUR 145.4 BILLION AT END OF 2004
o ABOUT 3 MILLION NEW CUSTOMERS ADDED IN 2004, BRINGING TOTAL TO 11.5 MILLION
o MORTGAGE LENDING PORTFOLIO INCREASES 57.6% TO EUR 33.1 BILLION

-----------------------------------------------------------------------------------------------------------------
   TABLE 20. ING DIRECT* PROFIT & LOSS ACCOUNT
                                                            FULL YEAR                      FOURTH QUARTER
In EUR million                                      2004        2003          %       2004       2003          %
-----------------------------------------------------------------------------------------------------------------
Interest result                                    1,608         992       62.1        431        324       33.0
Commission                                            82          39      110.3         22         15       46.7
Other income                                          15          14        7.1          6          3      100.0
                                                   -----       -----                 -----      -----
TOTAL OPERATING INCOME                             1,705       1,045       63.2        459        342       34.2

OPERATING EXPENSES                                 1,184         829       42.8        331        258       28.3
                                                   -----       -----                 -----      -----
Gross result                                         521         216      141.2        128         84       52.4
Addition to provisions for loan losses                89          65       36.9         16         26      -38.5
                                                   -----       -----                 -----      -----
OPERATING PROFIT BEFORE TAX                          432         151      186.1        112         58       93.1

KEY FIGURES
Cost/income ratio                                  69.4%       79.3%                 72.1%      75.4%
RAROC pre-tax                                      19.9%       12.5%
RAROC after tax                                    11.3%        6.1%
Total risk-weighted assets (in EUR billion)         50.1        28.5       75.8
Addition to provisions for loan losses in basis
points of average credit-risk-weighted assets         22          26
Staff (average in FTE)                             5,300       4,000       32.5
-----------------------------------------------------------------------------------------------------------------

* Including ING Card from 2004

FULL-YEAR PROFIT
Operating profit before tax from ING Direct increased to EUR 432 million in 2004 compared with EUR 151 million in 2003 as it continued to attract new customers and gain critical mass in the markets where it operates. Of the eight countries in which ING Direct is active, it is profitable in seven.

Operating income increased 63.2% to EUR 1,705 million, driven mainly by a 62.1% increase in the interest result, driven by the continued growth in funds entrusted. Total funds entrusted grew by EUR 46.0 billion, or 46.3%, to EUR
145.4 billion at the end of December. In the fourth quarter, funds entrusted increased by EUR 5.7 billion, despite negative currency effects of EUR 3.3 billion. Growth in mortgage lending also boosted income. At year-end 2004, ING Direct had a total mortgage portfolio of EUR 33.1 billion, an increase of EUR
12.1 billion from the end of 2003, driven by growth in Germany and the U.S.

Operating expenses at ING Direct increased 42.8% to EUR 1,184 million as a result of higher marketing costs and higher expenses to handle the continued growth of the business, notably the strong increase in mortgage distribution. Since year-end 2003, the number of customers increased by nearly 3 million, or 34.6%, reaching 11.5 million at the end of December. The cost/income ratio of ING Direct improved to 69.4% from 79.3% in 2003. The average number of full-time employees at ING Direct increased by 1,300 to 5,300 in 2004, mainly due to expansion in Germany, the U.S. and the U.K.

The addition to the provision for loan losses increased 36.9% to EUR 89 million in 2004 from EUR 65 million in 2003, in pace with the strong growth of the business. Risk costs equalled 22 basis points of average credit-risk-weighted assets, compared with 26 basis points in the full-year 2003.

RAROC
The after-tax Risk-Adjusted Return on Capital for ING Direct improved from 6.1% in 2003 to 11.3%, slightly below ING's target of 12.0%. The increase was due entirely to higher economic returns as the business units reach critical mass. In line with the strong growth of the business, economic capital increased to EUR 2.4 billion from EUR 1.7 billion in 2003.

GEOGRAPHICAL BREAKDOWN ING DIRECT

--------------------------------------------------------------------------------
   TABLE 21.  ING DIRECT OPERATING PROFIT BEFORE TAX (including ING Card)
                                FULL YEAR                     FOURTH QUARTER
In EUR million          2004      2003         %       2004      2003         %
--------------------------------------------------------------------------------
Canada                    66        56      17.9         17        17       0.0
Spain                     32        18      77.8          4         7     -42.9
Australia                 60        52      15.4         16        15       6.7
France                     5       -26                    1        -5
United States            173        58     198.3         50        14     257.1
Italy                      9       -27                    3        -6
United Kingdom           -54       -44                  -24       -13
Germany*                 147        64     129.7         51        29      75.9
                         ---       ---                  ---       ---
SUBTOTAL ING DIRECT      438       151     190.1         118       58     103.4
ING Card                  -6         0                    -6        0
                         ---       ---                  ---       ---
TOTAL                    432       151     186.1         112       58      93.1
--------------------------------------------------------------------------------
* Including Austria

Of the eight ING Direct operations, seven posted a profit before tax in 2004. France and Italy both turned to profit in the course of 2004. Only the U.K., which started operations in May 2003, is still loss making. Canada, Australia, the U.S. and Germany are performing above ING's target for risk-adjusted return on capital, while Spain is close. The performance of the other operations (including ING Card) is still below the target.

The U.S. and Germany posted the strongest profit increases, driven by the continued growth of funds entrusted, mortgages and the number of clients. Although developments in the U.K. have been much better than planned, with higher-than-expected funds entrusted and client numbers, the loss in the fourth quarter of 2004 increased both compared to previous quarter and the same quarter last year, mainly due to higher marketing costs and low interest results due to a flat yield-curve. ING Card showed a loss of EUR 6 million in 2004, entirely caused by higher operating expenses in the fourth quarter due to the intensified marketing campaigns and the start of some new projects. The loss, however, was lower than expected.

--------------------------------------------------------------------------------------
   TABLE 22. ING DIRECT CLIENTS AND FUNDS ENTRUSTED
                          NUMBER OF CLIENTS                      FUNDS ENTRUSTED
                             (x 1,000)                           (in EUR billion)
                    31 Dec.      30 Sept.    31 Dec.    31 Dec.     30 Sept.   31 Dec.
                        2004        2004        2003        2004       2004       2003
--------------------------------------------------------------------------------------
Canada                1,121       1,070          905         9.0        9.1        7.0
Spain                   975         896          753        10.2        9.8        7.9
Australia               996         915          719         8.5        7.9        6.9
France                  413         382          339         9.2        9.0        7.6
United States         2,226       2,048        1,399        21.2       21.3       12.8
Italy                   485         461          379        10.6       10.0        7.6
United Kingdom          762         689          305        27.9       26.1       11.5
Germany*              4,511       4,262        3,735        48.8       46.5       38.1
                     ------      ------        -----       -----      -----       ----
TOTAL                11,489      10,723        8,534       145.4      139.7       99.4
--------------------------------------------------------------------------------------

* Including Austria

3. ASSETS UNDER MANAGEMENT INCREASE 6.3% TO EUR 491.9 BILLION

o NET INFLOW OF EUR 26.5 BILLION, DRIVEN BY INSURANCE ASIA/PACIFIC, PRIVATE BANKING
o THIRD-PARTY ASSETS UNDER MANAGEMENT INCREASE 6.8% TO EUR 334.8 BILLION
o ING REAL ESTATE PORTFOLIO INCREASES TO EUR 50.1 BILLION INCLUDING REAL ESTATE FINANCE

Total assets under management increased EUR 29.2 billion, or 6.3%, in 2004 to EUR 491.9 billion. The increase resulted from a net inflow (EUR 26.5 billion) and higher stock markets (EUR 25.3 billion), which were partially offset by the decline of most currencies against the euro (-EUR 16.1 billion) and divestments (-EUR 6.5 billion), mainly due to the sales of Delta Asset Management, CenE Bankiers, Baring Private Equity Partners, and the exit of the U.S. individual reinsurance business. The mutual funds sold by ING Direct were included for the first time and amounted to EUR 2.6 billion.

FUND INFLOW
The net inflow of EUR 26.5 billion was mainly realised by Insurance Asia/Pacific, Private Banking and ING Real Estate. Insurance Asia/Pacific reported an inflow of EUR 9.4 billion, as a result of good sales of Money Market Funds and structured products at KB Asset Management in Korea and good life premium growth in Taiwan and Korea. ING Private Banking, which is consolidated under Retail Banking, had an inflow of EUR 6.2 billion, driven mainly by Belgium. ING Real Estate realised an inflow of EUR 5.6 billion, which is included below under Wholesale Banking.

-----------------------------------------------------------------------------------------
   TABLE 23. ASSETS MANAGED BY BUSINESS LINE
                         31 December    31 December        FY %   30 September       4Q %
In EUR billion                   2004          2003      Change           2004     Change
-----------------------------------------------------------------------------------------
Insurance Europe                153.1         139.6         9.7          147.4        3.8
Insurance Americas              163.2         167.0        -2.3          174.3       -6.8
Insurance Asia/Pacific           56.7          43.1        31.6           53.8        5.0
Retail Banking                   55.1          52.2         5.6           55.6       -0.9
Wholesale Banking                61.2          60.8         0.7           61.9       -1.1
ING Direct                        2.6           0.0           -            0.0          -
                                -----         -----                      -----
TOTAL                           491.9         462.7         6.3          493.0       -0.2
-----------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------
   TABLE 24. ASSETS ORIGINATED BY BUSINESS LINE
                         31 December    31 December        FY %   30 September       4Q %
In EUR billion                   2004          2003      Change           2004     Change
-----------------------------------------------------------------------------------------
Insurance Europe                 47.3         41.0         15.4           45.4        4.2
Insurance Americas               98.0         99.9         -1.8          103.1       -5.0
Insurance Asia/Pacific           28.2         22.4         25.7           26.8        5.1
Retail Banking                  102.6         94.5          8.6          102.8       -0.1
Wholesale Banking                56.1         55.7          0.6           56.3       -0.4
ING Direct                        2.6          0.0            -            0.0          -
                                -----         -----                      -----
TOTAL THIRD PARTIES             334.8         313.5         6.8          334.4        0.1
Proprietary assets              157.1         149.2         5.3          158.6       -1.0
                                -----         -----                      -----
TOTAL                           491.9         462.7         6.3          493.0       -0.2
-------------------------------------------------------------------------------------

DISTRIBUTION CHANNELS
Total assets managed on behalf of third-parties increased 6.8% to EUR 334.8 billion. All business lines contributed to that growth with the exception of Insurance Americas, which was impacted by the decline of the U.S. dollar against the euro. Correcting for currency effects, third-party assets under management originated by Insurance Americas increased 5.3%. Insurance Asia/Pacific and Insurance Europe both realised record growth in 2004, with assets increasing by 25.7% and 15.4%, respectively. Of the total third-party assets managed by ING, 14.1% are originated by Insurance Europe, 29.3% by Insurance Americas, 8.4% by Insurance Asia/Pacific, 30.6% by Retail Banking, 16.8% by Wholesale Banking, and 0.8% by ING Direct.

FUND INVESTMENT PERFORMANCE
The investment performance statistics of the ING Mutual Funds were, in general, improving. Notably ING has a good track record for fixed income and balanced strategies.

-------------------------------------------------------------------------------------------------
   TABLE 25. ASSETS UNDER MANAGEMENT BY ASSET CLASS
In EUR billion                   31 December 2004        30 September 2004       31 December 2003
-------------------------------------------------------------------------------------------------
Equities                        160.2          32%         159.1      32%        161.0        35%
Fixed income                    258.3          53%         259.2      53%        236.6        51%
Real Estate*                     33.8           7%          33.4       7%         28.9         6%
Cash                             39.6           8%          41.3       8%         36.2         8%
                                -----         ----         -----     ----        -----       ----
TOTAL                           491.9         100.0%       493.0     100%        462.7       100%
-------------------------------------------------------------------------------------------------

* mainly ING Real Estate investment management and development activities, plus real estate assets from other business lines

-------------------------------------------------------------------------------------
   TABLE 26. ASSETS UNDER MANAGEMENT BY CLIENT CATEGORY
                         31 December    31 December        FY %  30 September     4Q%
In EUR billion                  2004           2003      Change          2004  Change
-------------------------------------------------------------------------------------
Private clients                 215.2         187.9        14.6      201.0         7.1
Institutional clients           119.6         125.6        -4.8      133.4       -10.3
                                -----         -----                  -----
Total third parties             334.8         313.5         6.8      334.4         0.1
Proprietary assets              157.1         149.2         5.3      158.6        -1.0
                                -----         -----                  -----
TOTAL                           491.9         462.7         6.3      493.0        -0.2

Share of third parties          68.1%         67.8%                  67.8%
-------------------------------------------------------------------------------------

ING INVESTMENT MANAGEMENT
ING Investment Management seeks to use its global scale and broad asset management skills to help ING's local business units to deploy global asset management strategies. Some of ING IM-Europe's investment strategies were exported to other markets: the "protected mix" was introduced in Korea, the "global brands equity strategy" was marketed by ING Antai in Taiwan, and a dividend fund was recently introduced by ING Funds in the U.S. ING IM-Americas achieved success with its fixed income strategies, with funds attracting total inflows of EUR 4.1 billion in 2004. In the fourth quarter, institutional fixed income sales reached EUR 800 million, including a EUR 400 million mandate from a U.S. Transportation agency. The Senior Income Fund received the third largest flows in its fund category with EUR 1.2 billion of sales in 2004. Third-party assets under management of ING IM-Asia/Pacific increased 40.5% as a result of increased distribution in the region and advanced product offerings.

ING REAL ESTATE
ING Real Estate's total portfolio, including the real estate finance portfolio, increased by EUR 7.9 billion to EUR 50.1 billion, compared with year-end 2003. The increase was driven mainly by strong organic growth in real estate finance and investment management. The real estate investment management portfolio increased by EUR 4.6 billion to EUR 30.9 billion, mainly due to the introduction of ten new investment funds. ING Clarion Global Real Estate Income Fund (U.S.), a listed fund which had EUR 2.2 billion in assets under management by year-end, was the largest-ever initial public offering of a real estate fund in history. The acquisition of Rodamco Asia also added EUR 800 million to property assets under management. The real estate finance portfolio increased to EUR 17.1 billion from EUR 13.8 billion at year-end 2003. Roughly two-thirds of the increase stemmed from new business won in an extremely competitive environment, while the remaining third was the result of internal transfers. The real estate development portfolio was stable at EUR 2.1 billion. Development activities returned to a more normalised level. Prominent real estate projects were delivered in Belgium, Czech Republic, Italy and the U.S. Sales proceeds of completed projects amounted to approximately EUR 900 million, which were re-invested in new projects.

PROFIT CONTRIBUTION
The functional operating profit before tax from asset management (which is derived from figures included in the insurance and banking results) increased 14% to EUR 484 million in 2004. This growth was mainly realised by the institutional asset management businesses of ING Real Estate and Baring Asset Management, as well as ING Investment Management and private banking. Asset management activities accounted for 7% of ING Group's total operating profit before tax.

APPENDICES

1.   Key figures
2. Consolidated profit and loss account (Insurance/Banking) full-year, one-off items
3. Consolidated profit and loss account (Insurance/Banking) fourth quarter, one-off items
4.   Consolidated balance sheet and changes in shareholders' equity
5.   Condensed consolidated statement of cash flows
6. Additional information: quarterly results, specification of realised capital gains on real estate and equities from insurance, insurance profit & loss by life/non-life, bank lending, bank commission income, banking other income
7.   Embedded value
8.   Information for shareholders







----------------

The accounting principles applied in this document correspond with those applied in ING Group's Annual Accounts 2003. However, starting 1 January 2004, ING adopted the US GAAP accounting standard "Statement of Position 03-1: Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts" for both its Dutch and US accounting.

Certain of the statements contained in this release are statements of future expectations and other forward-looking statements. These expectations are based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING's core markets,
(ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

This release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares of ING Canada Inc. in any jurisdiction in which such offer, solicitation or sale would be unlawful. Such shares have not been and will not be registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States except pursuant to an exception from the registration requirements of such Securities Act.

APPENDIX 1.

---------------------------------------------------------------------------------------------------------------------------
   1. KEY FIGURES
                                                           FY         FY          FY          FY           FY
                                                         2004       2003        2002        2001         2000
--------------------------------------------------------------------------------------------------------------
BALANCE SHEET (EUR x billion)
Total assets                                              866        779         716         705          650
Shareholders' equity                                       26         21          18          22           25

ASSETS UNDER MANAGEMENT (EUR x billion)                   492        463         449         513          503

MARKET CAPITALISATION (EUR x billion)                      49         39          32          57           83

OPERATING INCOME (EUR x million)
Insurance operations                                   55,398     53,233      59,449      55,274       34,521
Banking operations                                     12,537     11,680      11,201      11,111       11,302

OPERATING EXPENSES (EUR x million)
Insurance operations                                    4,837      4,897       5,203       5,583        5,023
Banking operations                                      8,658      8,184       8,298       8,186        8,273

ADDITIONS TO THE PROVISION FOR LOAN/INVESTMENT
LOSSES (EUR x million)                                    497      1,288       2,099         907          400

PROFIT (EUR x million)
Insurance operations                                    4,005      3,486       3,170       2,792        2,307
Banking operations                                      3,414      2,371       1,468       2,170        2,605
                                                       ------     ------      ------      ------       ------
Operating profit before tax                             7,419      5,857       4,638       4,962        4,912

Operating net profit                                    5,389      4,053       3,433       3,539        3,388
Capital gains/neg. value adjustment shares                579        -10         820         713          620
Non-operating net profit                                                         247         325        7,976
                                                       ------     ------      ------      ------       ------
Net profit                                              5,968      4,043       4,500       4,577       11,984
Distributable net profit                                5,968      4,043       4,253       4,252        4,901

FIGURES PER ORDINARY SHARE OF EUR 0.24 NOMINAL VALUE
Operating net profit                                     2.53       2.00        1.77        1.83         1.76
Net profit                                               2.80       2.00        2.32        2.37         6.27
Distributable net profit                                 2.80       2.00        2.20        2.20         2.56
Dividend                                                 1.07       0.97        0.97        0.97         1.13
Shareholders' equity                                    11.76      10.08        9.14       11.03        13.04

RATIOS (in %)
ING Group
   Operating return on equity (ROE)                      22.9       21.5        17.4        15.3         10.3
   Operating net profit growth                             33         18          -3           4           27
Insurance operations
   Combined ratio                                          94         98         102         103          104
   Capital coverage ratio                                 210        180         169         180          235
Banking operations
   BIS ratio ING Bank                                   11.47      11.34       10.98       10.57        10.75
   Tier-1 ratio ING Bank                                 7.71       7.59        7.31        7.03         7.22
   Cost/income ratio                                     69.1       70.1        74.1        73.7         73.2

EMPLOYEES (average FTEs)                              113,000    115,200     113,060     112,000       92,650
--------------------------------------------------------------------------------------------------------------

APPENDIX 2.  FULL-YEAR PROFIT & LOSS ACCOUNT

-------------------------------------------------------------------------------------------------------------------------
   2.1  ING GROUP FULL-YEAR CONSOLIDATED PROFIT & LOSS ACCOUNT
                                               INSURANCE                 BANKING                      TOTAL*
In EUR million                            FY 2004       FY 2003    FY 2004      FY 2003     FY 2004     FY 2003        %
-------------------------------------------------------------------------------------------------------------------------
Premium income                             43,617        41,192                              43,617      41,192      5.9
Income from investments of the
insurance operations                        9,944         9,721                               9,781       9,503      2.9
Interest result banking operations                                   8,808        8,115       8,850       8,166      8.4
Commission                                  1,201         1,313      2,581        2,464       3,782       3,777      0.1
Other income                                  636         1,007      1,148        1,101       1,784       2,108    -15.4
                                           ------        ------      -----        -----      ------      ------
TOTAL OPERATING INCOME                     55,398        53,233     12,537       11,680      67,814      64,746      4.7

Underwriting expenditure                   45,384        43,396                              45,384      43,396      4.6
Other interest expenses                     1,140         1,291                               1,019       1,124     -9.3
Operating expenses                          4,837         4,897      8,658        8,184      13,495      13,081      3.2
Additions to the provision for loan
losses/investment losses                       32           163        465        1,125         497       1,288    -61.4
                                           ------        ------      -----        -----      ------      ------
TOTAL OPERATING EXPENDITURE                51,393        49,747      9,123        9,309      60,395      58,889      2.6

OPERATING PROFIT BEFORE TAX                 4,005         3,486      3,414        2,371       7,419       5,857     26.7
Taxation                                      901           861        857          599       1,758       1,460     20.4
Third-party interests                         119           117        153          227         272         344    -20.9
                                           ------        ------      -----        -----      ------      ------
OPERATING NET PROFIT                        2,985         2,508      2,404        1,545       5,389       4,053     33.0
Capital gains/losses on shares                579           -10                                 579         -10
                                           ------        ------      -----        -----      ------      ------
NET PROFIT                                  3,564         2,498      2,404        1,545       5,968       4,043     47.6
-------------------------------------------------------------------------------------------------------------------------

* Including inter-company eliminations.

-------------------------------------------------------------------------------------------------------------------------
   2.2   ONE-OFF ITEMS BEFORE TAX
                                               INSURANCE                 BANKING                      TOTAL
In EUR million                               2004          2003       2004         2003        2004        2003        %
-------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT BEFORE TAX                 4,005         3,486      3,414        2,371       7,419       5,857     26.7
- gain Australia non-life                     219                                               219
- losses related to exit ING Re              -219                                              -219
- costs from pending LOG divestment           -28                                               -28
- initial public offer Canada                 249                                               249
- gain old reinsurance business                96           303                                  96         303
- release catastrophe provision                              88                                              88
- gain joint venture Bital/Italy                            115                                             115
- loss Asian equities business                                         -84                      -84
- loss BHF-Bank                                                       -210                     -210
- gain CenE Bankiers                                                    87                       87
- restructuring provisions                                            -101          -82        -101         -82
                                            -----         -----      -----        -----       -----       -----
Total one-off items                           317           506       -308          -82           9         424
OPERATING PROFIT BEFORE TAX EXCLUDING
ONE-OFF ITEMS                               3,688         2,980      3,722        2,453       7,410       5,433     36.4
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
   2.3   ONE-OFF ITEMS AFTER TAX
                                               INSURANCE                 BANKING                      TOTAL
In EUR million                               2004          2003       2004         2003        2004        2003        %
-------------------------------------------------------------------------------------------------------------------------
OPERATING NET PROFIT                        2,985         2,508      2,404        1,545       5,389       4,053     33.0
- gain Australia non-life                     166                                               166
- losses related to exit ING Re              -217                                              -217
- costs from pending LOG divestment           -18                                               -18
- initial public offer Canada                 249                                               249
- gain old reinsurance business                92           247                                  92         247
- release catastrophe provision                              57                                              57
- gain joint venture Bital/Italy                            107                                             107
- loss of Asian equities business                                      -54                      -54
- loss BHF-Bank                                                       -139                     -139
- gain CenE Bankiers                                                    87                       87
- restructuring provisions                                             -64          -65         -64         -65
- release redundant tax provisions            125                      112                      237
                                            -----         -----      -----        -----       -----       -----
Total one-off items                           397           411        -58          -65         339         346
OPERATING NET PROFIT
EXCLUDING ONE-OFF ITEMS                     2,588         2,097      2,462        1,610       5,050       3,707     36.2
-------------------------------------------------------------------------------------------------------------------------

APPENDIX 3.  FOURTH QUARTER PROFIT & LOSS ACCOUNT

-------------------------------------------------------------------------------------------------------------------------
   3.1  ING GROUP FOURTH QUARTER CONSOLIDATED PROFIT & LOSS ACCOUNT
                                               INSURANCE                 BANKING                      TOTAL*
In EUR million                            4Q 2004       4Q 2003    4Q 2004      4Q 2003     4Q 2004     4Q 2003        %
-------------------------------------------------------------------------------------------------------------------------
Premium income                             10,869        10,605                              10,869      10,605      2.5
Income from investments of the
insurance operations                        2,799         2,589                               2,799       2,469     13.4
Interest result banking operations                                   2,246        2,056       2,231       2,071      7.7
Commission                                    309           335        590          654         899         989     -9.1
Other income                                  130           297        145          274         275         571    -51.8
                                           ------        ------      -----        -----      ------      ------
TOTAL OPERATING INCOME                     14,107        13,826      2,981        2,984      17,073      16,705      2.2

Underwriting expenditure                   11,217        11,129                              11,217      11,129      0.8
Other interest expenses                       288           340                                 273         235     16.2
Operating expenses                          1,366         1,339      2,327        2,192       3,693       3,531      4.6
Additions to the provision for loan
losses/investment losses                      -32             8         99          270          67         278    -75.9
                                           ------        ------      -----        -----      ------      ------
TOTAL OPERATING EXPENDITURE                12,839        12,816      2,426        2,462      15,250      15,173      0.5

OPERATING PROFIT BEFORE TAX                 1,268         1,010        555          522       1,823       1,532     19.0
Taxation                                      324           277         56          102         380         379      0.3
Third-party interests                          39            35         23           77          62         112    -44.6
                                           ------        ------      -----        -----      ------      ------
OPERATING NET PROFIT                          905           698        476          343       1,381       1,041     32.7
Capital gains/losses on shares                150            -5                                 150          -5
                                           ------        ------      -----        -----      ------      ------
NET PROFIT                                  1,055           693        476          343       1,531       1,036     47.8
-------------------------------------------------------------------------------------------------------------------------

* Including inter-company eliminations.

-------------------------------------------------------------------------------------------------------------------------
   3.2   ONE-OFF ITEMS BEFORE TAX
                                               INSURANCE                 BANKING                      TOTAL*
In EUR million                            Q4 2004       Q4 2003    Q4 2004      Q4 2003     Q4 2004     Q4 2003        %
-------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT BEFORE TAX                 1,268         1,010        555          522       1,823       1,532     19.0
- losses related to exit ING Re                33                                                33
- costs from pending LOG divestment           -28                                               -28
- initial public offer Canada                 249                                               249
- release catastrophe provision                              88                                              88
- gain joint venture Bital/Italy                            115                                             115
- loss BHF-Bank                                                       -210                     -210
- restructuring provisions                                             -41                      -41
                                            -----         -----       ----          ---       -----       -----
Total one-off items                           254           203       -251            0           3         203
OPERATING PROFIT BEFORE TAX EXCLUDING
ONE-OFF ITEMS                               1,014           807        806          522       1,820       1,329     36.9
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
   3.3   ONE-OFF ITEMS AFTER TAX
                                               INSURANCE                 BANKING                      TOTAL*
In EUR million                            Q4 2004       Q4 2003    Q4 2004      Q4 2003     Q4 2004     Q4 2003        %
-------------------------------------------------------------------------------------------------------------------------
OPERATING NET PROFIT                          905           698        476          343       1,381       1,041     32.7
- gain Australia non-life                      20                                                20
- losses related to exit ING Re               -53                                               -53
- costs from pending LOG divestment           -18                                               -18
- initial public offer Canada                 249                                               249
- release catastrophe provision                              57                                              57
- gain joint venture Bital/Italy                            107                                             107
- loss BHF-Bank                                                       -139                     -139
- restructuring provisions                                             -28                      -28
- release redundant tax provisions            -17                      112                       95
                                            -----         -----       ----          ---       -----       -----
Total one-off items                           181           164        -55            0         126         164
OPERATING NET PROFIT
EXCLUDING ONE-OFF ITEMS                       724           534        531          343       1,255         877     43.1
-------------------------------------------------------------------------------------------------------------------------

 APPENDIX 4.

----------------------------------------------------------------------------------------------------------------
   4.1 ING GROEP N.V. CONSOLIDATED BALANCE SHEET

                                             31 December     31 December       FY %   30 September         4Q %
In EUR million                                       2004           2003     Change           2004       Change
----------------------------------------------------------------------------------------------------------------

ASSETS
Tangible fixed assets                               1,252          1,311       -4.5            1,251        0.1
Participating interests                             3,303          3,167        4.3            3,595       -8.1
Investments                                       398,014        335,003       18.8          392,797        1.3
Lending                                           317,466        292,556        8.5          316,578        0.3
Banks                                              57,300         61,060       -6.2           59,805       -4.2
Cash                                                8,807         11,738      -25.0            4,996       76.3
Other assets                                       58,801         53,473        9.9           64,810       -9.3
Accrued assets                                     21,149         20,463        3.4           21,598       -2.1


TOTAL                                             866,092        778,771       11.2          865,430        0.1

EQUITY AND LIABILITIES

Shareholders' equity                               25,866         21,331       21.2           24,639        4.9
Preference shares of Group companies                1,283          1,783      -28.0            1,417       -9.5
Third-party interests                               2,212          1,730       27.9            1,763       25.5
                                                  -------        -------                     -------

Group equity                                       29,361         24,844       18.2           27,819        5.5
Subordinated loan                                   4,109          3,252       26.4            4,294       -4.3
                                                  -------        -------                     -------

Group capital base                                 33,470         28,096       19.1           32,113        4.2

General provisions                                  2,893          2,740        5.5            2,656        8.9
Insurance provisions                              210,107        198,035        6.1          212,821       -1.3
Funds entrusted to and debt securities of
the banking operations                            435,907        377,824       15.4          426,473        2.2
Banks                                             112,797        102,115       10.5          118,765       -5.0
Other liabilities                                  62,173         61,123        1.7           65,379       -4.9
Accrued liabilities                                 8,745          8,838       -1.0            7,223       21.1
                                                  -------        -------                     -------

TOTAL                                             866,092        778,771       11.2          865,430        0.1
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
   4.2  CHANGES IN SHAREHOLDERS' EQUITY

In EUR million
----------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AS PER 31 DECEMBER 2003 / 2002                                      21,331          18,254

Net profit                                                                                5,968           4,043
Revaluations (after tax)                                                                  1,063             530
Realised capital gains released to P&L account                                             -932            -258
Write-off of goodwill                                                                      -119            -145
Exchange rate differences                                                                  -966          -1,123
Issue of shares                                                                           1,694           1,977
Changes in ING Groep N.V. shares held by Group companies                                    -25              50
Dividend paid                                                                            -2,093          -1,995
Other                                                                                       -55              -2
                                                                                         ------          ------

SHAREHOLDERS' EQUITY AS PER 31 DECEMBER 2004 / 2003                                      25,866          21,331
----------------------------------------------------------------------------------------------------------------

APPENDIX 5.

-------------------------------------------------------------------------------------------------
   5. CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
In EUR million                                                         FY 2004          FY 2003*
-------------------------------------------------------------------------------------------------
NET CASH FLOW FROM OPERATING ACTIVITIES                                 76,082            64,705

Investments and advances:
- participating interests                                               -2,688              -658
- investments in shares and property                                    -6,323            -6,599
- investments in fixed-interest securities                            -279,265          -326,438
- other investments                                                       -266              -507
Disposals and redemptions:
- participating interests                                                1,641               911
- investments in shares and property                                     6,936             8,377
- investments in fixed-interest securities                             213,246           273,769
- other investments                                                        406               158
Net investment for risk of policyholders                                -7,291           -14,571
                                                                      --------          --------
NET CASH FLOW FROM INVESTING ACTIVITIES                                -73,604           -65,558

Subordinated loans of ING Groep N.V. companies                           1,000             1,181
Bonds, loans taken up and deposits by reinsurers                           807              -221
Private placements of ordinary shares                                      554                44
Private placement of preference shares of group companies                 -410                 0
Issue of shares                                                            483               901
Changes in shares ING Groep N.V.                                           -34                -5
Cash dividends                                                            -882              -927
                                                                      --------          --------
NET CASH FLOW FROM FINANCING ACTIVITIES                                  1,518               973

Net cash flow                                                            3,996               120
Cash at beginning of year                                                7,338             7,830
Exchange rate differences                                                  -43              -612
                                                                      --------          --------
CASH AT END OF PERIOD                                                   11,291             7,338
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
In this summary, cash comprises the following items:

Short-dated government paper                                          12,382               6,521
Banks, available on demand                                            -9,898             -10,921
Cash and bank balances and call money of the insurance operations      8,807              11,738
                                                                      ------            --------

CASH AT END OF PERIOD                                                 11,291               7,338
-------------------------------------------------------------------------------------------------
* Restated

APPENDIX 6. ADDITIONAL INFORMATION

---------------------------------------------------------------------------------------------------------------------------
   6.1  QUARTERLY RESULTS
                                                  4Q        3Q        2Q        1Q        4Q        3Q        2Q        1Q
In EUR million                                  2004      2004      2004      2004      2003      2003      2003      2003
---------------------------------------------------------------------------------------------------------------------------
Operating profit before tax
- Insurance Europe                               522       437       365       409       556       437       400       398
- Insurance Americas                             699       170       460       340       362       314       395       239
- Insurance Asia/Pacific                         120       104       405       122       107       128       105        71
- Other                                          -73       -32        39       -82       -15       -99       184       -96
                                               -----     -----     -----     -----     -----       ---     -----       ---

INSURANCE OPERATING PROFIT BEFORE TAX          1,268       679     1,269       789     1,010       780     1,084       612

- Wholesale Banking                              243       519       511       659       146       374       358       394
- Retail Banking                                 162       330       351       327       340       225       257       236
- ING Direct                                     112       117       128        75        58        62        24         7
- Other                                           38       -87       -21       -50       -22       -22       -25       -41
                                               -----     -----     -----     -----     -----       ---     -----       ---
BANKING OPERATING PROFIT BEFORE TAX              555       879       969     1,011       522       639       614       596

OPERATING PROFIT BEFORE TAX                    1,823     1,558     2,238     1,800     1,532     1,419     1,698     1,208

OPERATING NET PROFIT                           1,381     1,212     1,605     1,191     1,041       944     1,166       902
- of which Insurance operations                  905       611       935       534       698       545       761       504
- of which Banking operations                    476       601       670       657       343       399       405       398

NET PROFIT                                     1,531     1,594     1,641     1,202     1,036       977     1,863       167

In EUR
Operating net profit per ordinary share         0.63      0.57      0.76      0.57      0.50      0.46      0.58      0.46
NET PROFIT PER ORDINARY SHARE                   0.70      0.74      0.79      0.57      0.50      0.47      0.95      0.08
---------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
   6.2  SPECIFICATION OF REALISED CAPITAL GAINS ON REAL ESTATE AND EQUITIES FROM INSURANCE
                                                  FULL YEAR BEFORE TAX                     FULL YEAR AFTER TAX
In EUR million                               2004         2003             %         2004         2003            %
--------------------------------------------------------------------------------------------------------------------
REAL ESTATE
- life                                        459          454           1.1
- non-life                                     26           23          13.0
                                              ---          ---
Total                                         485          477           1.7          300          296          1.4

EQUITIES                                      590           20                        579          -10
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
   6.3  INSURANCE PROFIT FROM LIFE AND NON-LIFE
                                                     FULL-YEAR 2004                          FULL-YEAR 2003
In EUR million                               Life     Non-life         Total         Life     Non-life        Total
--------------------------------------------------------------------------------------------------------------------
Premium income                             36,975        6,642        43,617       33,904        7,288       41,192
Income from investments                     8,712        1,232         9,944        8,802          919        9,721
Commission and other income                 1,810           27         1,837        2,311            9        2,320
                                           ------        -----        ------       ------        -----       ------
TOTAL OPERATING INCOME                     47,497        7,901        55,398       45,017        8,216       53,233

Underwriting expenditure                   40,284        5,100        45,384       37,347        6,049       43,396
Other interest expenses                     1,140                      1,140        1,291                     1,291
Operating expenses                          3,645        1,192         4,837        3,738        1,159        4,897
Investment losses                              32                         32          163                       163
                                           ------        -----        ------       ------        -----       ------
TOTAL OPERATING EXPENDITURE                45,101        6,292        51,393       42,539        7,208       49,747

OPERATING PROFIT BEFORE TAX                 2,396        1,609         4,005        2,478        1,008        3,486
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
   6.4  BANK LENDING
                                   31 December      31 December              FY %     30 September             4Q %
In EUR billion                             2004            2003            Change             2004           Change
--------------------------------------------------------------------------------------------------------------------
- Public authorities                       12.9             14.9            -13.4             14.7            -12.2
- Other corporate                         164.7            160.7              2.5            167.4             -1.6
                                          -----            -----                             -----
TOTAL CORPORATE                           177.6            175.6              1.1            182.1             -2.5

- Mortgages                               126.2            104.2             21.1            120.8              4.5
- Other personal                           17.9             17.4              2.9             18.2             -1.6
                                          -----            -----                             -----
TOTAL PERSONAL                            144.1            121.6             18.5            139.0              3.7

Provisions for bank lending                -4.2             -4.6                              -4.5

TOTAL BANK LENDING                        317.5            292.6              8.5            316.6              0.3
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
   6.5  BANKING COMMISSION INCOME
                                                     FULL YEAR                             FOURTH QUARTER
In EUR million                              2004          2003            %          2004         2003             %
--------------------------------------------------------------------------------------------------------------------
Funds transfer                               575           587         -2.0           131          143          -8.4
Securities business                          665           665          0.0           146          189         -22.8
Insurance broking                            136           115         18.3            29           29           0.0
Management fees                              766           594         29.0           188          160          17.5
Brokerage and advisory fees                  139           146         -4.8            54           39          38.5
Other                                        300           357        -16.0            42           94         -55.3
                                           -----         -----                        ---          ---
TOTAL                                      2,581         2,464          4.7           590          654          -9.8
--------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
   6.6  BANKING OTHER INCOME
                                                     FULL YEAR                             FOURTH QUARTER
In EUR million                              2004          2003            %          2004         2003             %
--------------------------------------------------------------------------------------------------------------------
Income from securities and                    47           154        -69.5          -135           93
participating interests
Results from financial transactions          596           562          6.0           126           15
Other results                                505           385         31.2           154          166          -7.2
                                           -----         -----                        ---          ---
TOTAL                                      1,148         1,101          4.3           145          274         -47.1
--------------------------------------------------------------------------------------------------------------------

APPENDIX 7.  EMBEDDED VALUE

7.1 NEW BUSINESS PRODUCTION AND VALUE BY REGION
The value of new life business written in 2004 was EUR 632 million, up 43.6% from EUR 440 million in 2003. The increase is due to improved pricing margins, higher sales, and further investment in new business. During 2004 ING invested EUR 1,607 million to write new life insurance business. The overall rate of return expected on this investment is 12.1%. That compares to an overall return of 10.9% in 2003. All reported internal rates of return reflect the 7.5% discount rate in the Netherlands, adjusting for differences in interest rates from different countries to make the reported IRRs comparable. The value of new business fully reflects acquisition expense overruns, which represent excess cost for acquiring new business over and above the expense allowances provided for in the product pricing. Such overruns may exist while new operations are achieving scale, while several businesses are being integrated into one, or during a year where sales are lower than anticipated. During 2004, after-tax acquisition expense overruns were EUR 73 million, compared with EUR 78 million in 2003. The overall internal rate of return for ING's life business is 12.9% excluding acquisition expense overruns.

----------------------------------------------------------------------------------------------------------------------
  7.2  BUSINESS PRODUCTION AND VALUE BY REGION
                                         NEW PRODUCTION 2004                           NEW PRODUCTION 2003
                                                      Value of                                     Value of
                                Annual      Single         New      IRR      Annual      Single         New        IRR
In EUR million                 premium     Premium    Business     in %     Premium     Premium    Business       in %
----------------------------------------------------------------------------------------------------------------------
INSURANCE EUROPE                   432       3,508         138     12.4         341       3,114          94       10.9
- Netherlands                      178       1,709          58     10.5         161       1,220          11        8.0
- Belgium                           51       1,583          42     22.8          29       1,752          55       29.4
- Rest of Europe                   202         216          38     12.6         151         142          28       11.9
INSURANCE AMERICAS               1,409      13,917         173     10.7       1,632      14,622          94        9.0
- United States                  1,194      13,726         138     10.3       1,583      14,545         101        9.2
- Mexico                           138          14          25     26.3          33           8           0        7.3
 - South America                    77         177          10     10.0          16          69          -6        4.0
INSURANCE ASIA/PACIFIC           1,086       2,996         321     13.6         985       1,588         252       14.7
- Australia                         66         681           8     11.2          35         601           8       11.0
- Japan                            303       1,941         112     15.0         269         845          41       11.3
- Korea                            384         201          97     26.7         329          61          77       28.2
- Taiwan                           221         131          97     11.0         248          48         123       15.8
- Rest of Asia/Pacific             112          42           7      9.4         104          33           3        8.3
                                 -----      ------         ---                -----      ------         ---
TOTAL                            2,926      20,421         632     12.1       2,958      19,325         440       10.9
----------------------------------------------------------------------------------------------------------------------

The expected internal rate of return in developing markets is 13.5% compared with 15.3% for 2003.

----------------------------------------------------------------------------------------------------------------------
   7.3 NEW BUSINESS PRODUCTION AND VALUE IN DEVELOPING MARKETS* BY REGION
                                         NEW PRODUCTION 2004                           NEW PRODUCTION 2003
                                                      Value of                                     Value of
                                Annual      Single         New      IRR      Annual      Single         New        IRR
In EUR million                 premium     Premium    Business     in %     Premium     Premium    Business       in %
----------------------------------------------------------------------------------------------------------------------
Europe                             138           81          33    14.2          107          53         24       13.9
Americas                           215          191          35    14.7           49          77         -6        4.8
Asia/Pacific                       717          374         201    13.2          682         142        204       16.9
                                 -----      ------         ---                -----      ------         ---
TOTAL                            1,070          646         269    13.5          838         272        222       15.3
----------------------------------------------------------------------------------------------------------------------

* The countries included as developing markets are:
    Europe: Bulgaria, Czech Republic, Hungary, Poland, Romania, Slovakia
    Americas: Argentina, Chile, Mexico, Peru
    Asia/Pacific: China, Hong Kong, India, Korea, Malaysia, Thailand, Taiwan

7.4 EMBEDDED VALUE

The European Embedded Value (EEV) Principles were published in May 2004 by the CFO Forum, a group representing the Chief Financial Officers of major European insurers. The Principles and associated guidance provide a framework for calculating and reporting supplementary embedded value information. ING has adopted the EEV Principles in respect of ING's year-end 2004 results.

--------------------------------------------------------------------------------
   7.5. MOVEMENT IN EMBEDDED VALUE OF THE LIFE OPERATIONS
In EUR million                                     2004                    2003
--------------------------------------------------------------------------------
Free surplus                                        599                   2,500
Value of in-force business                       21,853                  19,223
                                                 ------                  ------
EMBEDDED VALUE                                   22,451                  21,724
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   7.6. EMBEDDED VALUE PER BUSINESS LINE - LIFE OPERATIONS
In EUR million                                    2004                     2003
--------------------------------------------------------------------------------
INSURANCE EUROPE                                 12,257                  11,503
- Netherlands                                     9,223                   9,003
- Belgium/Luxembourg                                871                     756
-Other Europe                                     2,163                   1,744
INSURANCE AMERICAS                                8,118                   8,305
- U.S.                                            7,271                   7,933
- Latin America                                     847                     372
ASIA/PACIFIC                                      2,076                   1,917
                                                 ------                  ------
TOTAL EMBEDDED VALUE LIFE
BUSINESS                                         22,451                  21,724
--------------------------------------------------------------------------------

The embedded value for the life insurance operations increased by EUR 727 million in 2004 (EUR 1,776 million before dividends). Aside from the normal additions to value attributable to new business and unwind of the discount rate (required return), positive variances from the assumptions, changes to the economic assumptions, discount rates and model changes in some business units also increased embedded value. Changes to the capital model, currency movements, the deduction of an explicit value related to options and guarantees from the reported results, and revisions to non-economic assumptions partially offset the gains.

--------------------------------------------------------------------------------
   7.7. MOVEMENT ANALYSIS
In EUR million
--------------------------------------------------------------------------------
REPORTED EMBEDDED VALUE 2003                                             21,724
Investment return on free surplus                                            96
Value of new business                                                       632
Required return                                                           1,560
Financial variances                                                         431
Operational variances                                                       145
Discount rate changes                                                       102
Assumption changes                                                          314
Currency effects                                                           -529
Change to capital model                                                    -744
Addition of financial options and guarantees                               -616
Dividends and capital injections                                         -1,049
Other                                                                       385
ENDING EMBEDDED VALUE 2004                                               22,451
--------------------------------------------------------------------------------

The major factors for each of these changes in 2004 are as follows:
     o Investment income on free surplus was EUR 96 million.
     o New sales in 2004 contributed EUR 632 million to the embedded value.
     o The required return of EUR 1,560 million is the rollup of the discount rate on the beginning value of in-force business and on the value of new business.

     o Financial variances in 2004 totalled EUR 431 million. Favourable investment experience across the businesses as well as favourable fund returns on separate accounts in the U.S. were the drivers of this increase.
     o Operational variances increased embedded value by EUR 145 million over 2004, primarily reflecting positive mortality and morbidity experience in Asia/Pacific.
     o Assumption changes increased value by EUR 314 million, reflecting offsetting items. An increase in the assumed long term interest rate in Taiwan, a reduction in the corporate tax rate in the Netherlands and changes to lapse, mortality, and morbidity assumptions in Asia/Pacific were partially offset by an increase in expenses included in Nationale-Nederlanden's projections.
     o Currency impacts had a negative effect of EUR 529 million, primarily reflecting the effects of a declining U.S. dollar compared with the euro.
     o Changes to the ING capital model reduced the embedded value by EUR 744 million and impacted all business lines. The change increased the embedded value for all business lines except Latin America and Asia/Pacific. The latter of which showed a significant increase in capital.
     o The expense associated with financial options and guarantees were incorporated into the embedded value results for 2004, decreasing the value by EUR 616 million. The impact was reflected primarily in the Netherlands and the U.S. results.
     o The embedded value was reduced by EUR 1,049 million due to dividends from the life operations paid to ING Group.
     o Other amounts contributed EUR 385 million.

7.8  INDEPENDENT OPINION

Watson Wyatt, an international actuarial consultancy firm, has reviewed the methodology and assumptions used by ING in the calculation of the embedded value of the life insurance business at 31 December 2004 and the value of new business written during 2004. All material business units in the Americas, Asia Pacific and Europe were covered by the review.

Watson Wyatt has concluded that the methodology adopted is appropriate and that the assumptions used are reasonable. In addition Watson Wyatt has concluded that the methodology and assumptions used in the calculation of the embedded value at 31 December 2004 comply with the European Embedded Value Principles and Guidance.

Watson Wyatt has performed limited high level checks on the results of the calculations and has discovered no material issues. Watson Wyatt has not, however, performed detailed checks on the models and processes used.

APPENDIX 8. INFORMATION FOR SHAREHOLDERS

SHARES AND WARRANTS
The average number of shares used for the calculation of net profit per share for 2004, was 2,125.3 million (2,014.4 million for 2003). The number of (depositary receipts for) ordinary shares of EUR 0.24 nominal value outstanding at the end of December 2004 was 2,204.7 million (including 29.5 million own shares to cover outstanding options for ING personnel). The number of (depositary receipts for) "A" preference shares of EUR 1.20 nominal value outstanding at the end of December 2004 was 87.1 million. The dividend percentage for the "A" shares for the period from 1 January, 2004 to 1 January 2014 has been set at 4.65%. This dividend will amount to EUR 0.1582 per year until 1 January 2014. This dividend will be paid for the first time in 2005.

On 5 January 1998, 17.2 million ING Group warrants B were issued. With an additional payment of the exercise price of EUR 49.92 one warrant B entitles the holder to two ING Group depositary receipts up to 5 January 2008. The number of warrants B outstanding at the end of December 2004 was 17.2 million.

In 2004, the turnover of (depositary receipts for) ordinary shares on the Euronext Amsterdam Stock Market was 2,403.5 million (purchases and sales). The highest closing price was EUR 22.28, the lowest EUR 16.73; the closing price at the end of December 2004 was EUR 22.26.

LISTING
The (depositary receipts for) ordinary shares ING Group are quoted on the exchanges of Amsterdam, Brussels, Frankfurt, Paris, New York (NYSE) and the Swiss exchange. The (depositary receipts for) preference shares and warrants B are quoted on the Euronext Amsterdam Stock Market. Warrants B are also quoted on the exchange of Brussels. Options on (depositary receipts for) ordinary shares ING Group are traded at the Euronext Amsterdam Derivative Markets and the Chicago Board Options Exchange.

RATING
Both ING Groep N.V. and ING Verzekeringen N.V. have an A+ rating from Standard & Poor's and an Aa3 rating from Moody's. ING Bank N.V. has an Aa2 rating from Moody's and an AA- from Standard & Poor's. All ratings were confirmed in 2004. The ratings from Moody's have a stable outlook, and the ratings from S&P all have a positive outlook.

IMPORTANT DATES IN 2005 AND 2006*
26 April 2005             Annual general meeting of shareholders
28 April 2005             ING share quoted ex-final dividend
4 May 2005                Payment date final dividend 2004
12 May 2005               Publication of first-quarter results
11 August 2005            Publication of first-half results
12 August 2005            ING share quoted ex-interim dividend
10 November 2005          Publication of results first nine months
16 February 2006          Publication of annual results 2005
25 April 2006             Annual general meeting of shareholders
27 April 2006             ING share quoted ex-final dividend

* All dates shown are provisional.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          ING Groep N.V.
                          (Registrant)



                          By: /s/H. van Barneveld
                              -------------------
                                 H. van Barneveld
                                 General Manager Corporate Control & Finance



                          By: /s/C. Blokbergen
                              ----------------
                                 C. Blokbergen
                                 Head Legal Department








Dated: February 17, 2005